11/5

02055734

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Village Roadshow Ltd

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**FORMER NAME ____________________

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FILE NO. 82- 4573 FISCAL YEAR 6-30-02

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12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 11/5/02

82-4573

-5 AM 8:38

AR/S
6-30-02

VILLAGE ROADSHOW LIMITED

ANNUAL REPORT 2002

Village Roadshow is an international media and entertainment group focused on maximising value from its core businesses.

Our strategy of restructuring the cinema exhibition division, along with excellent film product, has produced a strong turnaround in 2001/02.

Our investment in film production continues as it has the highest growth potential of all divisions.

Other businesses performed well, in difficult trading conditions.

Our core businesses are strategically and financially strong and we look to the future with confidence.

Village Roadshow Limited

HIGHLIGHTS FOR THE YEAR

Cinema Exhibition



Attendances

up 19% — 2002 106m; 2001 89m

Number of screens

2002 1514

2001 1372

Radio



Reach

44·5% of the under 40 demographic in Australian metropolitan areas

Ratings

Number one FM position in all major capital cities.

Theme Parks



Attendances

up 1.7% — 2002 3,199,795; 2001 3,146,599

3 new attractions

Scooby Doo Spooky Coaster
Harry Potter Experience
Polar Bear Cubs

Film Production


NO.
TAKE
1

Top 3 films released

2002 Ocean's Eleven
Cats & Dogs
Training Day

2001 Miss Congeniality
Swordfish
Deep Blue Sea

Film Distribution


Harry Potter
AND THE
CHAMBER
OF SECRETS

Top 3 films – Cinema Distribution

Lord of the Rings
Harry Potter
Ocean's Eleven

DVD Distribution

2002 2·5m units

2001 1·15m units

Financial Summary

$'000 (UNLESS SHOWN OTHERWISE)	2002	2001	% Change
Reported EBITDA excluding specific items and discontinuing operations	194.2	178.3	8.9
Pre tax profit including specific items	109.4	150.9	-27.5
Pre tax profit excluding specific items	124.9	101.4	23.2
Less			
Tax expense, excluding tax on specific items	(30.0)	(23.1)	29.9
Outside equity interests	(21.5)	(5.4)	
Attributed profit after tax, before specific items and discontinuing operations	73.4	72.9	0.7
Net specific items and discontinuing operations	(22.3)	(17.8)	
Net profit	51.1	55.1	-7.3
Total parent interest in equity	1,058,908	1,084,110	-2.3
Dividends per share (cents)			
Ordinary shares	0.000	7.175	–
A Class preference shares	10.175	10.175	–
Total earnings per share before specific items and discontinuing operations (total shares) (cents)	15.12	15.41	-1.9
Return on average equity (%)	8.05	6.95	
Net tangible assets per share ($)	2.12	2.20	-3.6

Chairman and Managing Director's Review

TO OUR SHAREHOLDERS

Village Roadshow has completed the 2002 financial year with a net profit after tax before specific items and discontinued operations of $73.4 million, marginally ahead of the previous year's result. Including specific items and discontinuing operations, net profit after tax was $51.1 million, down slightly on the prior year.

Your Board of Directors view this as an excellent result, especially in the context of the very difficult external environment for theme parks and radio. Against the global downturn in advertising spend, new competition in the commercial FM market, the impact on inward tourism from September 11 combined with the Ansett collapse, the results of these divisions are a tribute to the strength of our brands and management teams running these businesses.

The stand out division was cinema exhibition. In the prior year we experienced our first ever operating loss in this division and this year's rebound has been outstanding. The profit before tax and specific items from continuing operations of $28.6 million represents a $44 million turnaround. These results reflect strong film product and the restructuring of our cinema exhibition division, including significant reductions in overheads.



STATE OF THE NATION

Each of our core businesses produced strong results during the year under review:

Cinema Exhibition – Movie going is back in fashion with a vengeance and attendances were up 19% in continuing territories during the year. Approximately 12% of this increase was from new sites. This year 106 million patrons visited our cinemas compared to 89 million last year.

The division's improvement was driven by quality film product including *Harry Potter, Lord of the Rings, Cats & Dogs, Ocean's Eleven* and *Stars Wars Episode 2*, together with the hard yards in restructuring and redirecting the way in which we do business.

In the current financial year, the growth from new sites will continue however capital expenditure will start to significantly reduce and this is expected to result in cinema exhibition being a net contributor to group cash flow.

Recently we announced the sale of our 50% interest in the Korean cinema exhibition circuit. The intention is for proceeds from this sale to be used to increase our ownership in existing territories, which will improve our access to cash flow and the transparency of the division's earnings.

Radio – Facing a very difficult advertising market worldwide, Austereo achieved a solid profit result of $57 million after tax, 12.9% higher than the previous year.

Despite new competitive radio licences, Austereo commanded a market share of 44.5% in its targeted under 40 demographic in the five key capital cities and clear leadership over new entrants.

Earnings ($ million)

(Reported EBITDA – Earnings before interest, tax, depreciation and amortisation)


200
150
100
50
0
139.8
178.3
194.2
1998
1999
2002

- Cash flow generation remains solid
- EBITDA now exceeds capital expenditure
- 9.0% compound average growth over last 5 years

Profit after tax before specific items and discontinuing operations
($ million)


100
75
50
25
0
75.4
86.0
72.9
1998
1999

- Significant profit turnaround from Exhibition offset by lower profits from Radio and Production
- 3.0% compound average growth over last 5 years

Theme Parks – Another successful year with overall attendances up 1.7% despite a 9% reduction in international tourists following September 11 and the collapse of Ansett Airlines. Domestic tourists increased by 6%.

The Sea World polar bear cubs introduced in December 2001 and the new *Scooby Doo Spooky Coaster* ride at Warner Bros. Movie World which opened in June 2002 are spectacular successes.

Film Production – A profit contribution of $23.7 million before tax and specific items was achieved, compared to $36.9 million in the previous year. The fall in earnings was due primarily to the lower number of films produced during the period.

The real underlying success and profitability of the film production division however can only be judged over time and over the portfolio of movies produced.

Film Distribution – The division achieved a near record year with profit before tax and specific items up 16.5% on the previous year. This was assisted by strong product including *Harry Potter, Lord of the Rings* and *Ocean's Eleven*, together with the new DVD revenue stream, which continues to grow over and above the traditional video revenues.

NEW STRATEGIC DIRECTION

Throughout the year management and the Board have intensely focused on structuring and positioning the Group for renewed growth. Whilst much has been achieved in rationalisation of assets and operations, the real test and challenge is to re-ignite momentum for profit growth.

By construction and as a deeply embedded philosophy, Village Roadshow is an entrepreneurial company. However it is also financially conservative.

Earnings per share before specific items and discontinuing operations
(cents per share)


20
15
10
5
0
17.33
18.84
15.41
1998

– EPS reduced due to higher shares on issue from dividend reinvestment

Total Assets
($ million)


2500
2000
1500
1000
500
0
1,969
1998
1999

– High quality, conservatively valued asset base
– 3.5% growth over year

Integrating both of these tenets into a dynamic strategic architecture has never been easy; and is even more confronting given the current environment. But that is what we must achieve.

The two prime opportunities for growth are in Film Production and Theme Parks.

The successful completion of the joint takeover, with Warner Bros., of the Sea World Property Trust allows for the consolidation and simplification of our entire Theme Park businesses. We now have a strong platform for expansion of our existing parks and development of new parks internationally in the medium to long term.

The more immediate growth prospects for the Group are in film production and it is worthwhile to reiterate the key assets and competitive advantages we bring to this business:

- Village Roadshow's experience in film production and distribution goes back 30 years to the successful films of *Alvin Purple, Mad Max* and *Breaker Morant.*
- Our relationship with our principal partner Warner Bros. has deep roots also dating back to the 1970s. Warner Bros. are not only 'up in the plane' with us as we share risk on productions but we also maintain a seamless relationship as to the marketing and distribution of our films.
- We bring to bear a portfolio approach to production, which is unique outside the major studios. Given the inherent volatility in the performance of individual films, profitability has to be assessed across a slate of pictures – in any period a mix of break evens and losses, good results and break outs can be expected.
- We have crossed a major river in having some of the great sequels and franchises of our industry. *Analyze That*, the eagerly awaited sequel of *Analyze This*, is currently completing production and will be released at Christmas. *The Matrix Reloaded* and *The Matrix Revolutions* have just finished principal photography in Sydney, Australia and both of these films will be released next calendar year. *The Matrix* is regarded by many in the industry as the *Star Wars* of this generation. Rounding out our franchise films is the opportunity for follow ups on *Cats & Dogs, Ocean's Eleven* and *Miss Congeniality.*
- In the last five years we have built an exceptional film library with 27 titles including some of the most successful films of recent years. This library is our oil in the ground and is being continually added to.
- Our executive team is second to none. Bruce Berman, Chairman and CEO is a former President of Warner Production and has gathered around him a group of outstanding people that represent a blend of insider and outsider expertise.

To exploit the breadth of the opportunity before us, including *The Matrix* sequels, the restructure of the off-balance sheet finance facility is expected to be completed in October 2002. This will result in an increase in the facility to US$900 million and an extension through to 2007.

This restructure will enable the film production division to continue as one of the major independent production groups in the international market place. Indeed, we would expect the division to release a further 35–50 films over the next five years.

Our decision to increase our focus on film production does have direct implications for the financial profile and structure of the Village Roadshow Group. By its very nature, film production has a high risk/ return profile, and can result in significant cash flow volatility.

Our film production financing arrangements and portfolio approach aim to minimise the impact of the above factors on Village Roadshow. However, as a defensive mechanism, the Board of Directors is focused on making decisions and setting policies to reinforce balance sheet muscle and flexibility to allow for any financial exigency we can envisage.

Put simply, the core balance sheet strength of the Village Roadshow Group must not be compromised by even a string of disappointing releases.

Your Board's decision to suspend the dividend on ordinary shares and annually review the dividend on A Class preference shares is one consequence of ensuring maximum financial flexibility for the Group whilst pursuing growth options.

Over the medium term we are convinced, you, our shareholders, will be rewarded with renewed profit growth and a resurgent share price. Our clear goal is long term sustainable capital growth.

EXECUTIVE REMUNERATION

At the last AGM, it was proposed that the structure and amount of Executive Directors' salaries would be reviewed. This September, following external expert advice, we announced a 20% reduction in these base salaries and a new bonus structure which is closely related to financial, operating and share price performance.

Your Board and the Remuneration Committee are now satisfied we have met sensitive market expectations and strongly aligned shareholder and Executive Directors' interests.

In summary, the management and staff across all our businesses have conquered another difficult year. With their commitment, intellect and sheer energy they continue to prove to the world that Village Roadshow is a great company with a strong capital base and an exciting future.

ROBERT G. KIRBY
CHAIRMAN

GRAHAM W. BURKE
MANAGING DIRECTOR


VILLAGE
CINEMAS

VILLAGE ENTERTAINMENT PARK, ATHENS, GREECE

The combination of outstanding film product and results-oriented marketing, has helped cinema exhibition return to being a profitable contributor to the Group.

CHRIS GALLAHER
Chief Executive Officer

KIRK SENIOR
Chief Financial Officer

GEORGE LIVERY
Director Marketing & Sales

DIMITRA MANIS
Director Human Resources

CHRIS JOHNSTONE
Director Design & Development

DAVID GLASS
Managing Director Village Roadshow Leisure

JOHN IOZZI
Managing Director Australia

HARRY ANTONOPOULOS
Managing Director Greece

STEVE KAPPEN
Managing Director Taiwan

KURT RIEDER
Managing Director Singapore

EDUARDO NOVILLO ASTRADA
Managing Director Argentina

PETR KOURIL
Managing Director Czech Republic

Cinema Exhibition

A night out at the movies has returned to fashion during the year under review, with more than 106 million customers being entertained across the global Village circuit – an increase in our continuing territories for the year of 19%. Patrons attending our cinemas generated box office revenue of $973 million and candy bar revenue of $262 million.

This extraordinary result was largely attributable to two key areas – outstanding film product and the combination of aggressive and results-oriented marketing.

The exhibition industry worldwide benefited from a consistent flow of quality film product throughout the year, interspersed with a string of blockbuster titles with stand-out movies including *Harry Potter and The Philosopher's Stone*, *Lord of the Rings: Fellowship of the Rings*, *Monsters Inc.*, *Bridget Jones' Diary*, *Cats & Dogs*, *Ocean's Eleven*, *Ice Age*, *A Beautiful Mind*, *Spider Man*, *Star Wars Episode 2*, *Scooby Doo* and *Swordfish*.

A back to basics approach to operations, with a particular focus on innovative local area marketing initiatives, industry campaigns and marketing alliances with key brand partners, including Warner Bros., has also assisted in returning exhibition to its rightful position as a key earnings contributor to the Village Roadshow Group.

Admissions growth was reported in nearly all territories and in particular, the UK, Australian and New Zealand operations all recorded exceptional admissions growth. In Argentina, admissions were only marginally down on the previous year, which was an outstanding achievement given the economic turmoil impacting all business sectors in that country.

The division continued its focus on maximising profitability in core territories and exiting territories not aligned with our strategic objectives. To this end during the year we sold our interests in Thailand, India and Malaysia. In September 2002 we also announced the divestment of our share of the Korean cinema circuit for a $90 million profit on sale.

The division continued to set industry benchmarks in the design and development of state of the art cinemas with the opening of 15 new sites and 160 screens across five countries during the year.

OUTLOOK

2003 promises to be another successful year for exhibition, with the division firing on all fronts:

- The movie line-up for 2003 looks as strong, if not stronger than in 2002 with eagerly awaited sequels to *The Matrix*, *Harry Potter*, *Lord of the Rings* and *Austin Powers*, in addition to other quality titles such as *My Big Fat Greek Wedding*, *Two Weeks Notice* and *Catch Me If You Can*;
- Growth will continue from nine new sites and 89 new screens opening in core territories in 2003 as well as full year benefits from those opened in 2002;
- The capital expenditure program continues to wind down, ensuring that the division will reach its objective of being a net cash contributor to the group; and
- The refocus on our core marketing strengths will continue to ensure that we get customers, keep customers and sell them the big movies.

Radio

In its first full year of operation since listing in March 2001, Austereo Group Limited turned in a strong result. This was achieved, despite the double impacts of a major advertising downturn affecting all media, and new competition.

Through the strength of its brands – the Today and Triple M radio networks – plus creativity, cost management and great talent on and off-air, Austereo reported a net after tax profit of $57 million, exceeding the 2001 proforma result by 12.9%. Even when adjusted for the part sale of the two Newcastle radio licences completed during the year, after tax profit was in line with the previous year, at a time when metropolitan radio revenues declined.

Austereo completed the year having retained or regained number one FM position in every one of its markets, in the face of intense competition (ACNielsen Survey 4, 18 June 2002). The joint ventures in Newcastle and Canberra also retained audience leadership. Overall, Austereo achieved an audience in excess of 6 million and a leading share of the key under-40 year old audience. Innovative high-energy programming and promotions combined to drive the strong ratings results.

Austereo Sales retained leadership position, despite intense competition from within the radio industry and from other media seeking to win share away from the radio category. The major investment in sales training over recent years underpinned the sales results, and Austereo Sales conceded just one percentage share point in the face of the extraordinary conditions.

Offshore, Austereo's radio ventures continued to expand. The Malaysian joint venture increased audiences to 7.48 million and also won the number one position with Malay, Chinese and English language stations. The sales operations converted the audience success into an over 60% share of total radio advertising. In Athens, the Austereo consultancy reformatted and relaunched Village 88FM, which went on to become number one in audience ratings. In the UK, Austereo continues to provide expertise to the UKRD radio group, operating a portfolio of non-metropolitan stations. Through this offshore experience, Austereo has developed a comprehensive and effective model to export Australian radio intellectual capital offshore. The group has succeeded in radio markets of vastly different cultural requirements and demands, and Austereo will continue to seek appropriate offshore growth opportunities.

In seeking further growth opportunities, Austereo has pursued a policy of exploiting non-traditional revenue opportunities. These strategies can also enhance the radio brands. A new division, Austereo Live, successfully launched the Rumba! concert program. This strategy will be further developed and also supplemented by M One concerts. At the same time, CD sales and additional non-traditional revenue concepts will be developed.

The complementary business portfolio of Simon Richards Group, Eye Shop and mcm entertainment all posted improved results. Simon Richards is Australia's largest direct marketing group, with skills in telemarketing and database marketing. The company expanded its operations into Brisbane and has also enjoyed significant growth in Malaysia. Eye Shop, the mall signage joint venture with Eye Corp, enjoyed strong sales growth and mcm entertainment marketed a broad and creative portfolio of syndicated radio programs.

Austereo's programming successes are based upon research, great on-air talent and the strength and experience of the programming teams. There is an ongoing focus on talent development and music – in particular, Australian music. This has resulted in additional career opportunities for local talent.

Because of Austereo's commitment to each of its communities, the support of social causes has been an important element. During the year, Austereo's Today Network won two community awards in the Australian Financial Review 2002 National Sponsorship Awards, for involvement with the Kids Help Line Radiothon.

In a rapidly evolving media environment, radio has been characterised by its ability to rapidly adapt to change and to continue to grow in strength and relevance. For example, in 2001 commercial radio's share of advertising expenditure rose to 9.2%, ahead of the previous year's 8.4% share. Listening trends are equally robust, providing an exciting outlook for this most unique medium.

Everyday, millions of Australians tune into the strong signal of FM radio. And the stations that reach more metropolitan listeners than any other competitor is Austereo.


AUSTEREO'S LEADING SYDNEY FM STATION - 2DAY FM

PETER HARVIE
Executive Chairman

BRAD MARCH
Group Managing Director

BRIAN BICKMORE
Group General Manager

MICHAEL ANDERSON
Executive Director, Sales Strategy and Operations

JEFF ALLIS
Group Programming Director

DES DECEAN
Director of Engineering and IT

KATHY GRAMP
Group General Manager Finance

SEAN PICKWELL
Group National Promotions & Marketing Director

GAY WALLACE
Group General Manager Corporate Affairs

JOHN MENZIES
Chief Executive Officer

GRAHAM MCHUGH
Chief Financial Officer

STEVE PEET
Chief Operating Officer

KEN MINNIKIN
Director of Marketing

ERNST PFISTER
General Manager
Sea World Nara Resort



SCOOBY DOO SPOOKY COASTER, WARNER BROS. MOVIE WORLD

Warner Bros. Movie World, Sea World and Wet 'n' Wild Water Park continue to be Australia's favourite theme parks.

Theme Parks

Theme Parks once again demonstrated the incredible strength of their brands and marketing strategy, delivering an outstanding result during the year. Both attendances and earnings increased, despite reduced international tourism following the events of September 11 and the collapse of Ansett Airlines, with each of the three parks contributing to the improved performance.

Highlights of the year included the arrival of two one-year-old Polar bear cubs from the Leningradsky Zoopark, in St Petersburg, Russia, in time for Christmas trading, reinvigorating attendances at Sea World. The cubs joined the older bears Ping Ping and Kanook in providing a sensational second half for Sea World – annual attendance lifted by 2.2% despite a poor first half exacerbated by world events.

Sea World also won the Major Tourist Attraction Award at the Queensland Tourism Awards and the marketing division won the Tourism Promotion Campaign Award for its work with the Polar bears.

Warner Bros. Movie World posted a solid performance with the *Harry Potter & The Philosopher's Stone* experience opening before Christmas, helping recovery from a sliding first half attendance. Overall the period under review maintained the previous year's figures, producing sound margins. The long awaited *Scooby-Doo Spooky Coaster* ride opened in June 2002 and proved an instant success. The hugely successful movie *Scooby-Doo*, made at the Warner Roadshow Movie World Studios in 2001, was the template for the attraction, already dubbed by the industry as one of the world's best indoor coaster rides.

Wet 'n' Wild continues to build on its success, increasing attendance substantially and increasing its operating profit 14% ahead of last year. A new Whirlpool attraction will open before Christmas to reinforce Wet 'n' Wild as one of the world's best water parks.

The Studios had a successful year with production completed on the Warner Bros./Village Roadshow Pictures feature film *Ghost Ship* and production commenced on the feature films *The Great Raid* for Miramax and *Peter Pan* for Revolution Studios/Sony/Universal. With *The Great Raid* and *Peter Pan* taking all of the Studios facilities, coupled with the requests from other producers for facilities, the Studios were expanded, with the addition of two new sound stages and support facilities, with financial assistance coming from the Queensland Government. The introduction of the Federal Government's tax offset for feature films produced in Australia should continue to fuel demand for the Studios going forward.

Sea World Nara Resort posted a first class result despite the international tourism slowdown. Innovative domestic marketing and the extensive refurbishment carried out during 2001 produced strong increases on the previous year and a 13% increase in room rates. Average occupancy of 68.7% was achieved.

During the year Village Roadshow and Warner Bros. successfully completed the joint takeover of the Sea World Property Trust and the division was restructured to reduce management of the three parks into one team, reaping instant results in cost reduction and efficiencies.

OUTLOOK

The division remains confident it will increase visitation through its marketing campaigns targeting the consumer, travel agents and wholesalers. Consumers are increasingly bypassing traditional outlets in their search for discounts and specific information. The parks' multi-language web sites are geared for this and are already showing results. Both Virgin Blue and Qantas have increased airline services to the Gold Coast and Brisbane.

As in past years, the parks' new attractions, backed by exceptional marketing campaigns, are expected to continue to deliver gains in the domestic market and we are confident that we will reap the rewards from our increased investment in this division.

Village Roadshow Pictures is on course to becoming the world's leading independent film producer backed by one of the industry's strongest libraries.



THE MATRIX RELOADED, VILLAGE ROADSHOW PICTURES

BRUCE BERMAN
Chairman, Chief Executive Officer

STUART BOXER
Finance Director

STEVE KRONE
Chief Operating Officer

MICHAEL LAKE
Executive Vice President Worldwide Feature Production

REID SULLIVAN
Chief Financial Officer

STEPHEN FOSTER
Business Affairs Manager

DANA GOLDBERG
Senior Vice President Production

Film Production

Village Roadshow Pictures continues to move from strength to strength and during the year released nine films, which achieved worldwide box office revenue of approximately $2 billion. These included the worldwide blockbuster *Ocean's Eleven*, Academy Award winning *Training Day*, as well as *Cats & Dogs*, *Zoolander*, *Don't Say A Word*, *Hearts in Atlantis*, *The Majestic*, *Queen of the Damned*, and *Showtime*.

Since the end of the year under review, a further two films have been released. For the 27 films released by the division the total global box office is now more than $5.2 billion.

In addition to films released during the year, the extraordinary library of previously released films continued to generate significant revenue. In addition to the re-licensing and re-packaging of our films for the free to air, pay TV and video rental markets, the DVD market continues to enjoy exponential growth. All of our titles have benefited from this new revenue stream.

A key focus for management during the year was the restructure of the division's financing facilities. This restructure is expected to be completed in October 2002. This will provide an increase in the revolving credit facility from US$750 million to US$900 million, as well as an extension for a further five years through to October 2007. This facility is held by Village Roadshow Films, a special purpose, off-balance sheet entity in which the Group has a 19.9% investment.

As a result of the restructuring, Village Roadshow Pictures will secure its ability to participate in the co-production of *The Matrix* sequels and expects to be able to also release a further 7 to 10 films each year.

OUTLOOK

The library of 27 films has produced a significant number of sequel and franchise properties, which provide greater commercial and financial certainty as a result of having a loyal audience and worldwide recognition.

There are three such sequels currently in production:

- *Analyze This* will be followed up in December, 2002, by *Analyze That*, with Robert De Niro and Billy Crystal retaining their starring roles; and
- Most significantly, *The Matrix Reloaded* and *The Matrix Revolutions* have completed principal photography and are scheduled for release in May and November of 2003. Independent research indicates these are two of the most eagerly anticipated films in motion picture history.

Opportunities also exist for follow-ups to other highly successful Village Roadshow Pictures films including *Cats & Dogs*, *Ocean's Eleven* and *Miss Congeniality*.

Other upcoming films include:

- *Ghost Ship*, a horror-thriller from the producer of *The Matrix* and *Lethal Weapon* franchises;
- *Two Weeks Notice*, a romantic comedy starring Sandra Bullock and Hugh Grant;
- *Dreamcatcher*, an epic action-thriller based on the Stephen King bestseller;
- *Torque*, a high-octane action film from the producer of *The Fast and the Furious* and *xXx*;
- *Troy*, an epic adventure story of the Trojan War, directed by Wolfgang Petersen (*The Perfect Storm*, *Air Force One*, *In the Line of Fire*) starring Brad Pitt and Eric Bana; and
- *Mystic River*, a dramatic thriller based on the bestselling novel by Dennis Lehane. Directed by Clint Eastwood, this film features Sean Penn, Laurence Fishburne, Tim Robbins, Kevin Bacon and Laura Linney.

Clearly, the division is well positioned for future growth with strong financial foundations and an exciting slate of films in production. Over the next few years we look forward to Village Roadshow Pictures cementing its position as the world's major independent production company.

Film Distribution

CINEMA DISTRIBUTION

The year under review was one of the best on record for the division, with an overall increase in sales of 39% over the previous period. Strong product, backed by cutting edge, innovative and creative marketing and sales strategies and strong media support helped achieve these outstanding results.

Stand out films for the division included *Lord of the Rings: Fellowship of the Ring* and *Harry Potter and the Philosopher's Stone*, with both films breaking box office records in Australia and New Zealand.

A number of other blockbusters also featured in the 2002 result - *Ocean's Eleven* grossed a massive $22 million; *Cats & Dogs* performed at a remarkable level at the Australian box office, grossing over $16 million, and *Scooby Doo* grossed over $17 million.

Underlying the performance are the continuing strong ties to suppliers including Warner Bros., New Line, Village Roadshow Pictures, and key independent producers, allowing the division to maintain a diverse and highly commercial slate of releases. In particular, Warner Bros.' and Village Roadshow Pictures' box office revenue were both double those achieved during the prior year – an achievement all the more spectacular given the industry-wide increase of only 16% for the same period.

HOME ENTERTAINMENT

Roadshow Entertainment achieved record sales for the year of over $150 million across video, DVD, software and music, and retained its number one share of the video rental and retail markets.

DVD distribution more than doubled from the previous year, from 1.15 million units to 2.5 million units, clearly reflective of the move from home video to home DVD. Despite this outstanding result, distribution of video remained constant at 4.2 million units. Major rental and retail successes in both DVD and VHS included *Miss Congeniality, Traffic, Swordfish, Rush Hour 2, Training Day, Chocolat, Ocean's Eleven, Hi 5, Cats & Dogs* and the ABC's *A Long Way To the Top*.

The long term video and DVD distribution relationship with the Australian Broadcasting Corporation was renewed during the year. This continues the successful partnering that has delivered an 11% increase on the previous years sales volume, driven by the category leading ABC For Kids range and long term best sellers *The Wiggles* and *Bob the Builder*. With a 25% increase on the previous year's sales volumes, our joint arrangement with ABC Enterprises to market and distribute the BBC Worldwide collection of DVD and video products was also renewed. This content provides tremendous growth opportunities as their back catalogue – with programs like *Fawlty Towers, Ab Fab* and *Black Adder* – become available in the DVD format whilst new programming – *Walking With Beasts, Blue Planet* and many others continue to sell in volume.

TELEVISION

Roadshow Television remains the pre-eminent supplier of feature films to all forms of television in Australia and New Zealand, continuing strong relationships with the Nine Network, The Movie Network, SKYTV, and TV New Zealand.

The division is active in the growth of pay per view/near video on demand and video on demand, both of which have flourished in the New Zealand market. As a 25% owner of The Movie Network, Roadshow Television anticipates substantial subscriber growth once the channels also become available in Australia on Foxtel in early 2003.

OUTLOOK

The strong performance of the film distribution division in 2002 is set to continue into 2003:

- Cinema distribution should continue to thrive on the continuing surge of quality films such as *Harry Potter, Lord of the Rings, The Matrix* and *Austin Powers*, which has already performed strongly at the box office in the US.
- Robust support for Australian films continues with exciting acquisitions including *Crackerjack* and *Bad Eggs* with Mick Molloy, *Takeaway* with Vince Colosimo, *The Nugget* starring Eric Bana and *Fat Pizza* based on the successful TV series and stage show.
- In the coming year, both Home Entertainment and Television can expect to reap the rewards from the box office successes of 2002 and the strong relationships they have forged.


"DOBBY HAS COME TO WARN YOU SIR"
Harry Potter
AND THE CHAMBER OF SECRETS
COMING SOON


THE LORD OF THE RINGS
THE TWO TOWERS

The Distribution division succeeded on all fronts; cinema distribution, home entertainment and television all recorded strong results backed by superior product and management.

IAN SANDS
Chairman Roadshow Films

JOEL PEARLMAN
Managing Director
Roadshow Films

CHRIS CHARD
Managing Director
Roadshow Entertainment

DEREK MALONE
Managing Director
Roadshow Television

GRANT DEVONPORT
Finance Director
Roadshow Films

KATHRYN CARROLL
General Manager
Distribution

ROS WILSON
General Manager,
Roadshow Entertainment

BRETT ROSENGARTEN
National Sales Manager
Roadshow Films

FRANCIS NOLAN
Director Marketing,
Roadshow Entertainment

PHIL ONEILE
National Marketing
Manager, Roadshow Films

NOEL BECKETT
Managing Director
New Zealand

Board of Directors



ROBERT G. KIRBY
Chairman, Executive Director

First joined the Board in August 1988, reappointed July 2001.

Age 51

Bachelor of Commerce with 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Mr Kirby was the driving force behind the Australian video revolution of the 1980s and 1990s. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Limited. Member of Patrons Council, Epilepsy Foundation, Government appointed Board member of the Peter MacCallum Cancer Institute and Patron of Victorian Arts Centre.

Member Executive Committee

Chairman Nomination Committee

JOHN R. KIRBY
Deputy Chairman, Executive Director

Member of the Board since August 1988

Age 55

Deputy Chairman Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994, and 1999 to 2002. A Bachelor of Economics and a Certified Practising Accountant with over 32 years experience in the business. Mr Kirby was the original founding director of radio station 2DayFM and since then has been the driving force at board level behind the Company's dynamic radio division with close involvement in the creative and sales area. Director, Austereo Group Limited, Sea World Management Limited and is on the Board of Village Roadshow Corporation Limited.

Member Executive Committee

GRAHAM W. BURKE
Managing Director, Executive Director

Member of the Board and Managing Director since September 1988

Age 60

With unrivalled experience in the entertainment and media industry, Mr Burke has been one of the strategic and creative leaders behind Village Roadshow's development. Founded Roadshow Distributors with Roc Kirby in 1968 and was an initial director of radio station 2DayFM. Initiated Warner Bros. Movie World with Warner Bros. and managed the takeover of Sea World. Spent four years as the original commissioner of the Australian Film Commission. Director Austereo Group Limited and Sea World Management Limited.

Member Executive Committee

Member Remuneration Committee

PETER E. FOO
Finance Director, Executive Director

Member of the Board since February 1998

Age 47

Bachelor of Economics with 24 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director, Sea World Management Limited and all Village Roadshow's major subsidiaries. Alternate Director Austereo Group Limited.

Member Executive Committee

Executive Committee

ROBERT KIRBY *
Chairman

JOHN KIRBY *
Deputy Chairman

GRAHAM BURKE *
Managing Director

PETER FOO *
Finance Director

PETER HARVIE *
Executive Chairman, Austereo Group Limited

* *Photograph in Board of Directors*



PHIL LEGGO
Group Company Secretary



JULIE RAFFE
Chief Financial Officer



GREG BASSER
Director Commercial & Legal, Executive in charge of Production



TONY PANE
Chief Tax Counsel



PETER M. HARVIE
Executive Director

Member of the Board since June 2000

Age 63

Executive Chairman, Austereo Group Limited with 45 years experience in advertising, marketing and media. First entered radio in 1993 as Managing Director of the Triple M Network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited; Director, Art Exhibitions Australia and is a member of a steering committee for the Australia Council. Director Village Roadshow Corporation Limited.

Member Executive Committee

WILLIAM J. CONN
Independent Non-Executive Director

Member of the Board since March 1992

Age 56

Spent over 30 years in investment banking with Potter Warburg Limited and McIntosh Securities Limited. Mr Conn holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. He is Chairman of several public companies, Grand Hotel Group, Palm Springs Limited and Homeloans Limited. Also, he is Chairman of the Foundation for Young Australians, a Director of the National Academy of Music and is a consultant to Merrill Lynch.

Chairman Audit Committee

Chairman Remuneration Committee

Member Nomination Committee

PETER D. JONSON
Independent Non-Executive Director

Member of the Board since January 2001

Age 56

Bachelor of Commerce and Master of Arts. Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia, including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Deputy Managing Director and Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Melbourne Institute, Australian Institute for Commercialisation and CRC for Microtechnology. Serves on the Boards of other companies, including Sequoia Capital Management Ltd and Pro Medicus Ltd. Served during 2001 and 2002 as the Chair of two science related advisory committees for the Australian government, the Major National Research Facilities Committee and the Biotechnology Centre of Excellence Expert Panel.

Member Audit Committee

D. BARRY REARDON
Independent Non-Executive Director

Member of the Board since March 1999

Age 71

Over 30 years in the motion picture business. Executive Vice President and Assistant to the President, Paramount Pictures. Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution (1978-99). Bachelor of Arts, Holy Cross College and MBA, Trinity College. Serves on the Boards of various United States companies and organisations.

Member Audit Committee

Member Remuneration Committee

Member Nomination Committee



SIMON PHILLIPSON
General Counsel



TIM CARROLL
Worldwide Group Marketing Director



STUART BOXER
Finance Director, Village Roadshow Pictures

Corporate Governance

The following statement sets out the Company's corporate governance practices that were in place during the financial year.

PRINCIPLES GOVERNING THE BOARD OF DIRECTORS

The Directors support best practice in corporate governance and recognise the need for the highest standards of ethical behaviour and accountability.

The Board provides leadership and direction to management and agrees with management the aims, strategies and policies of the Company. It is also responsible for overall corporate governance. In maintaining best practice in corporate governance the Board may continue to review these policies to ensure they are appropriate for the Company.

The composition and functioning of the Board is determined in accordance with the following:

- The Board should comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are:
  - Executive Director – one in full time employment by the company;
  - Independent Director – one who is not a substantial shareholder and who derives minimal or zero income (excluding Directors' Fees) from the Company, compared to income from other sources;
  - Shareholder Director – one with a prescribed direct, indirect or representative shareholding interest representing a significant percentage of the total issued ordinary capital of the Company.
- The Board should comprise Directors with an appropriate range of qualifications and specific expertise that will enable them to make a contribution to its deliberations.
- The Board shall meet at least six times per year with meeting guidelines designed to ensure that all necessary information is available to Directors to support informed discussion.

  The Company's constitution sets out the procedures to be followed regarding:
  - the appointment, number and rotation of the Directors;
  - the appointment of the Managing Director; and
  - procedures for Directors' meetings, including voting.
- The functioning of the Board as a whole and the performance of all Directors is reviewed annually by the Chairman and Directors. The resourcing of both the Board and management with respect to the tasks to be performed is also reviewed periodically.
- The Chairman is determined by the Board.
- A formal Letter of Appointment is provided to incoming Non-executive Directors.
- As the Board comprises an appropriate balance of Executive and Independent Non-executive Directors, the Company considers that there is adequate monitoring of the Executive Directors. In addition, informal meetings of Independent Non-executive Directors are held to discuss matters of mutual interest when required.
- All Directors are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairman, such approval not to be unreasonably withheld.

During the financial year the names of each Director, their role, appointment date and classification were:

NAME	ROLE	APPOINTED	CLASSIFICATION
Robert G. Kirby	Chairman	July 2001	Shareholder, Executive
John R. Kirby	Deputy Chairman	August 1988	Shareholder, Executive
Graham W. Burke	Managing Director	September 1988	Shareholder, Executive
Peter E. Foo	Finance Director	February 1998	Executive
Peter M. Harvie	Executive Director	June 2000	Executive
William J. Conn	Non-executive Director	March 1992	Independent
D. Barry Reardon	Non-executive Director	March 1999	Independent
Peter D. Jonson	Non-executive Director	January 2001	Independent
Julian H. Beale	Non-executive Director	June 2000	Independent

Julian H. Beale resigned as a Director in October 2001 and Robert G. Kirby was re-appointed as a Director in July 2001.

In fulfilling its responsibilities the Board is supported by a number of committees. These committees assist the Board to review and monitor the financial reports, remuneration, audit and risk management operations and controls.

AUDIT COMMITTEE

The Company established an Audit Committee in 1991. In accordance with its Terms of Reference, all members of the Audit Committee are Independent Non-executive Directors with appropriate skills and experience.

The role of the Audit Committee is to review with management and the external auditors, all published financial statements and audited statements prior to approval by the Board and their subsequent publication.

In particular the Committee focuses on:
- significant changes in accounting policies and adjustments;
- material judgmental areas and significant audit adjustments; and
- ensuring financial information provided to shareholders is reliable.

The key responsibilities of the Committee include:
- reviewing the nomination, performance and competence of the external auditors – Ernst & Young were appointed on 12 April 1989 and the audit partner is due to be rotated off following completion of the 2003 financial year end audit;
- reviewing preliminary financial announcements prior to publication;
- monitoring and ensuring compliance with statutory and Australian Stock Exchange requirements for financial reporting;
- ensuring the effectiveness of the internal control procedures;
- liaising with the external auditors and ensuring that the annual statutory audit and the half yearly review are conducted effectively;
- disclosure standards;
- risk management procedures; and
- reviewing the Company's corporate code of conduct and compliance with corporate governance policies, recommending to the Board when changes or additions may be required.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

William J. Conn	August 1992	Chairman
D. Barry Reardon	April 2000	
Peter D. Jonson	February 2001	

The Audit Committee meets at least twice per year and invites the audit partner and senior Company executives to its meetings as required. The Audit Committee intends for the 2003 year to have at least 2 meetings per annum with the external auditor without management being present and the auditor will be provided with the opportunity, at their request, to meet the Board of Directors without management being present. The minutes of the Committee are provided to all Directors of the Company.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the full Board of Directors and subject to the approval of the Company's shareholders in general meeting.

In accordance with the Terms of Reference, the Nomination Committee includes the Chairman and a majority of Independent Non-executive Directors.

The role of the Nomination Committee is to:
- monitor the composition of the Board in light of corporate governance best practice, making recommendations to the full Board; and
- review the policy regarding the maximum period of service of Non-executive Directors and their retirement age.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Robert G. Kirby	May 2002	Chairman
John R. Kirby	July 1998 to May 2002	
William J. Conn	July 1998	
D. Barry Reardon	April 2000	

The Nomination Committee meets at least annually and it's minutes are provided to all Directors.

EXECUTIVE COMMITTEE

In 1990 the Board established an Executive Committee which is responsible for the day to day management of the Company. This committee comprises a mix of Executive Directors and senior Company executives and its primary function is to monitor and report on the major risks affecting each business segment and develop strategies to mitigate these risks, subject to the approval of the full Board. The Executive Committee must fully inform the Board on all matters of substance and it's key responsibilities include:

- developing the strategic plan encompassing the Company's vision, mission and strategies;
- implementing management operating plans as well as monitoring progress against budget all significant areas of the business;
- establishing committees to report on environmental issues as well as health and safety matters;
- reviewing cash flow projections and gearing;
- reviewing the acquisition and disposal of businesses and assets and approving contracts within defined limits, and
- treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies.

Each year management of the Company's various business segments present detailed budgets to the Executive Committee for consideration. The final consolidated version is then submitted to the Board each May for approval.

Outside the annual budgetary process the Executive Committee and various divisional boards of the Company's joint ventures have formalised authority levels.

During the financial year the Executive Committee comprised the following members:

John R. Kirby	Robert G. Kirby	Graham W. Burke
Peter E. Foo	Philip S. Leggo	Julie E. Raffe
Tony N. Pane	Greg Basser	Stuart R. Boxer
Peter M. Harvie	Simon T. Phillipson	Tim R. Carroll

Robert G. Kirby was re-appointed to the Committee in July 2001.

The Executive Committee meets at frequent intervals, generally weekly.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board has been in operation since being established in April 1994. This committee is comprised of a majority of Independent Non-executive Directors in accordance with its Terms of Reference and is responsible for determining the compensation arrangements for the Executive Directors. The committee periodically assesses the appropriateness and nature of the emoluments against market conditions. These assessments are conducted with the assistance of external consultants. The committee aims to attract and retain a high quality Board for the benefit of all shareholders. The Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other key performance indicators.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

William J. Conn	April 1994	Chairman
D. Barry Reardon	August 1999	
Graham W. Burke	April 2000	

In addition, senior executives may be invited to Committee meetings to provide input on management performance and salary packages.

The Committee meets at least twice per year and formally reports either verbally or in writing to the Board.

The cash remuneration of Non-executive Directors (being Directors' Fees not paid to a person in an Executive capacity) is approved by shareholders in general meeting from time to time.

In addition, the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to shareholder approval, Directors may be invited from time to time to participate in share and option plans offered by the Company. The various share and option entitlements of all Directors are set out in Note 33 (d) to the Financial Report.

COMPANY MEETINGS

The Company's constitution sets out the procedures to be followed regarding:

- the convening of meetings;
- the form and requirements of the notice;
- Chairman and quorums; and
- voting procedures, proxies, representatives and polls.

The format of resolutions put to meetings of shareholders will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented.

Proxy forms are designed so that shareholders can clearly indicate their voting intentions.

The Directors believe, in accordance with the constitution, voting by shareholders should be determined firstly on a show of hands of those present at the meeting, and by poll where requested by shareholders. The constitution sets out the circumstances in which a poll may be called by shareholders whether present in person or by proxy or by representative.

All shareholders are entitled to inspect or obtain a copy of the minutes of shareholders' meetings during normal business hours.

CODE OF CONDUCT

The Board insists on the highest ethical standards from all officers and employees of the Company and are vigilant to ensure appropriate corporate professional conduct at all times, including:

- insider trading;
- conflicts of interest;
- use of market power and pricing practices; and
- the maintenance, quality and safety of goods and services.

All purchases of major consumables are obtained by a periodic competitive tendering process.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

Certain intercompany arrangements have been entered into between the Company and Austereo Group Limited ("Austereo"). Historically the Company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the Company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on the Australian Stock Exchange will continue on the same basis while the Company continues to hold a controlling interest in Austereo. The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final in determining the quantum of costs to be allocated.

In respect of the Intercompany Agreement and all other matters between the Company and Austereo, the Directors will be required to comply with the requirements of the Company's constitution and the Corporations Act governing any conflicts of interest that may arise.

DISCLOSURE POLICY

The Directors strive to ensure that the market is fully informed on a timely basis of all material, price sensitive information regarding the Company.

In support of this objective, the Company has procedures in place to ensure that it not only meets its reporting and continuous disclosure obligations but that its disclosure protocols are best practice. In this regard, the Company supports the Australian Securities and Investment Commission's "Better Disclosure for Investors" guidance principles and believes its practices are consistent with these guidance principles.

The Company Secretaries are the Company's nominated Communications Officers for liaising with the Australian Stock Exchange and are responsible for ensuring the Company's compliance with its legal and Stock Exchange reporting and disclosure obligations.

The text of all announcements is approved, as appropriate, by the Board or the Executive Committee in accordance with its delegated authority limits. The Communications Officers ensure that all price sensitive announcements are immediately sent to the Australian Stock Exchange as soon as practical once a release has been approved.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Stock Exchange. Once confirmation has been received, the Company provides a copy of its release on its corporate website at *www.villageroadshow.com.au* as soon as possible. The Company also provides a variety of other information on its website including annual reports, a corporate profile and other supporting Company information.

Communication by the Company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released. All staff and management are informed of the Company's policy relating to the approval process for press releases and the disclosure of information.

In particular, the Communications Officers ensure that no price sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Stock Exchange.

DEALING IN SHARES

All Directors have an obligation to immediately advise the Company of all changes to their interests in shares, options and debentures, if any, in the Company and its associates for reporting to the Australian Stock Exchange by the Company Secretaries.

In addition, Directors and senior executives are precluded from dealing in securities of the Company during the periods 31 December to release of the half year profit announcement and 30 June to the release of the full financial year profit announcement.

Outside of those periods, a Director may not deal in securities of the Company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the Company's securities, whether upwards or downwards. Legal advice will be obtained by the Company Secretaries on behalf of the Director in circumstances where any doubt exists.

All Directors of the Company, and of the Village Roadshow group of companies including Austereo ('the Group'), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the Company and Group upon appointment as a director. All notices are tabled and recorded in the minutes of each directors' meeting and entered into a register which is open for inspection by all Directors and is provided to all future incoming directors.

FINANCIAL RISK MANAGEMENT

The Company's formal Financial Risk Management Policy includes the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions.

The Company's financial structure includes a number of covenants to it's banks to which it must adhere requiring a structured level of monitoring and management to ensure compliance.

The Financial Risk Management Policy was developed by an independent consultant in conjunction with management. The parameters of the Policy are periodically reviewed by the Audit Committee to ensure the Policy addresses current issues.

In addition, the Audit Committee seeks input from both the Company's internal and external auditors on the adequacy of and compliance with the Policy.

The Audit Committee reviews and recommends the Policy to the Board. The Executive Committee monitors the performance of the Company against the Policy guidelines.

Village Roadshow Limited

ABN 43 010 672 054

Financial Report 2002

CONTENTS

Your Directors submit their report for the year ended 30 June 2002.

DIRECTORS

The names of the Directors of the Company in office during the financial year and until the date of this report are:

Directors:
Robert G. Kirby (Chairman) (appointed 5 July 2001)
John R. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson
Julian H. Beale resigned as a Director on 24 October 2001.

The qualifications, experience and special responsibilities of the Directors are disclosed on pages 18 and 19 of the Annual Report.

Directors' relevant interests in shares and options of the Company and related bodies corporate as at the date of this report are included in Note 33(d) of the Financial Report.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were:

- Cinema Exhibition
- FM Radio Operations
- Film Production
- Theme Park Operations
- Film and Video Distribution
- Leisure Centre Operations

There have been no significant changes in the nature of those activities during the year.

REVIEW OF OPERATIONS AND RESULTS

Net profit attributable to members from continuing operations was $55.2 million for the year, a reduction of 55% from the previous year's comparable result of $122.4 million. Net specific items before income tax of $18.2 million loss (2001 $49.5 million net gain reported for specific items) were brought to account (refer Note 2), giving a net profit attributable to members from continuing operations, but before specific items, of $73.4 million (2001 $72.9 million). The loss after tax from discontinuing operations was $4.1 million (2001 $67.3 million).

Net profit attributable to members of the Company, including specific items and discontinuing operations, was $51.1 million, a reduction of 7% compared to the previous year's result of $55.1 million, after allowing for profits attributable to minority interests of $24.2 million (2001 $5.4 million).

Revenues from ordinary activities and share of net profit of associates and joint venture entities, excluding discontinuing operations and specific items, increased by 2% to $788.1 million from the previous year's comparable revenue of $771.8 million. Revenue from specific items was $11.8 million (2001 $322.6 million).

DIVIDENDS

The Directors recommend payment of a dividend of 10.175 cents per fully paid A Class Preference share, franked to 9.205 cents per share. Since the commencement of the financial year, dividends of $41.2 million (7.175 cents per Ordinary share and 10.175 cents per A Class Preference share, franked to 2.817 cents and 3.995 cents per share respectively) were paid in accordance with the recommendation of the Directors in the previous report.

EARNINGS PER SHARE

Basic earnings per share were 10.80 cents (2001 12.98 cents) and before specific items, basic earnings per share were 20.25 cents (2001 20.84 cents). Diluted earnings per share were not materially different from basic earnings per share.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Total shareholders' equity of the economic entity decreased by $23.7 million to $1,201.6 million during the year. This was attributable to increases in share capital of $8.9 million, retained profits of $26.1 million and outside equity interests of $1.5 million, offset by a decrease in reserves of $60.2 million.

The decrease in reserves related mainly to the Group's net investment in Village Cinemas SA, the associated entity in Argentina. Effective 8 January 2002, the currency in Argentina was devalued, which resulted in an equity-accounted loss of $19.2 million (disclosed as a specific item), and a reduction in the foreign currency translation reserve of $50.4 million.

Retained profits increased by $26.1 million as a result of the net profit of $51.1 million less dividends provided of $25.3 million and transfers from reserves of $0.3 million.

EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company has sold its 50% interest in CGV Company Limited, the operator of the Korean cinema circuit. Net proceeds on sale (after local tax) of approximately A$135 million will result in a profit on sale of approximately A$90 million. Refer Note 28 in the Notes to the Financial Statements for further details.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

It is anticipated that the growth of the economic entity's diversified businesses will be reflected in the future growth of profit before tax.

SHARE OPTIONS

Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 19 of the Financial Report. Details of share and option transactions in relation to Directors of the economic entity are set out in Note 33(d) of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS

Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $420,303 (2001 $336,985) which has been paid to insure each of the Directors and secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

CORPORATE GOVERNANCE STATEMENT

The statement set out on pages 20 to 24 of the Annual Report summarises the Company's key corporate governance practices that were in place during the financial year.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS

The Remuneration Committee of the Board of Directors is responsible for determining compensation arrangements for the Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions (with the assistance of external consultants) with the overall objective of ensuring maximum shareholder benefits from the attraction and retention of a high quality Board. The Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other performance indicators.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS CONTINUED

The income paid or payable, or otherwise made available in respect of the financial year to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party was as follows:

Name of Director	Note	Salary/Fees $	Bonus $	Superannuation $	Non-cash Benefits $	Total 2001/2002 $	Total 2000/2001 $	
Robert G. Kirby	1,2	1,554,167	325,000	82,054	39,044	2,000,265	–*	*1,052,228
John R. Kirby	2	1,550,000	325,000	82,054	103,497	2,060,551	2,246,877	
Graham W. Burke		1,247,946	–	82,054	161,702	1,491,702	1,724,758	
Peter E. Foo		975,995	250,000	30,587	53,735	1,310,317	1,555,808	
Peter M. Harvie	3	593,522	495,000	25,000	6,098	1,119,620	1,121,763	
Julian H. Beale	4	18,519	–	1,481	31,004	51,004	93,484	
William J. Conn		88,888	–	7,112	–	96,000	156,378	
Peter D. Jonson		66,668	–	5,332	23,534	95,534	35,999	
D. Barry Reardon		126,000	–	–	61,446	187,446	131,454	

Notes:
1. R. G. Kirby was not a Director during the year ended 30 June 2001, but for comparison purposes, his remuneration in that year was $1,052,228, comprising consulting fees of $625,000 and reimbursement of out of pocket expenses of $427,228, which amounts were paid to Kirby Corporation Pty. Limited.
2. Bonus amounts represent 2001/02 bonus due and payable.
3. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position
4. Resigned 24 October 2001.

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Village Roadshow Limited economic entity, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Superannuation $	Non-cash Benefits $	Total 2001/2002 $	Total 2000/2001 $
Gregory Basser	1	928,496	650,000	5,894	48,780	1,633,170	881,872
Brad C. March	2	894,513	359,513	29,803	136,047	1,419,876	2,197,724
Tony N. Pane		856,232	150,000	8,803	5,157	1,020,192	961,225
Brian L. Bickmore	2	615,231	75,000	8,803	53,086	752,120	1,131,120
Jeff S. Allis	2	474,602	73,140	28,803	132,615	709,160	668,609

Notes:
1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Represents amounts paid by Austereo Group Limited in relation to Executive positions.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS CONTINUED

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000. In view of the future ordinary share exercise prices set and length of time before they may be exercised, it is considered that these options are of negligible or nil value to Mr. Burke when granted and accordingly no account of them has been taken in the above table of emoluments for the year ended 30 June 2002.

In the opinion of Directors, remuneration paid to Directors and senior executives is considered reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive. The various share and option interests of all Directors of the Company at the date of this report are set out in Note 33(d) of the Financial Report.

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

	NUMBER OF MEETINGS HELD WHILE IN OFFICE				NUMBER OF MEETINGS ATTENDED			
Name of Director	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Robert G. Kirby	10	–	–	–	9	–	–	–
John R. Kirby	10	–	–	1	8	–	–	1
Graham W.Burke	10	–	3	–	9	–	3	–
Peter E. Foo	10	–	–	–	10	–	–	–
Peter M. Harvie	10	–	–	–	8	–	–	–
Julian H. Beale	3	–	–	–	3	–	–	–
William J. Conn	10	2	3	1	10	2	3	1
Peter D. Jonson	10	2	–	–	10	2	–	–
D. Barry Reardon	10	2	3	1	4	2	1	1

Informal procedural meetings attended by a minimum quorum of 3 Directors to facilitate document execution and incidental matters, are not included in determining the number of Directors' meetings held.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded-off under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 20th day of September 2002.

Graham Burke

G.W. Burke
Director

Statement of Financial Performance
for the year ended 30 June 2002

	Notes	CONSOLIDATED 2002 $'000	CONSOLIDATED 2001 $'000	VILLAGE ROADSHOW LIMITED 2002 $'000	VILLAGE ROADSHOW LIMITED 2001 $'000
Continuing operations					
Revenues from ordinary activities	2	794,834	1,067,938	69,140	558,639
Expenses from ordinary activities excluding borrowing costs expense	2	(664,946)	(903,216)	(42,708)	(35,673)
Borrowing costs expense	2	(25,447)	(40,330)	(5,894)	(16,667)
Share of net profits of associates and joint ventures accounted for using the equity method	2	4,974	26,497	-	-
Profit from ordinary activities before income tax expense from continuing operations		109,415	150,889	20,538	506,299
Income Tax Revenue/(Expense)	4	(29,971)	(23,110)	-	-
Net Profit from continuing operations		79,444	127,779	20,538	506,299
Profit/(loss) attributable to outside equity interest		24,239	5,418	-	-
Net profit attributable to members from continuing operations		55,205	122,361	20,538	506,299
Discontinuing operations					
Revenues from ordinary activities		40,361	74,075	-	-
Share of net profits of associates and joint ventures accounted for using the equity method		193	(1,046)	-	-
Expenses from ordinary activities		(44,658)	(140,311)	-	-
Loss from ordinary activities before income tax expense from discontinuing operations	31	(4,104)	(67,282)	-	-
Income Tax Revenue/(Expense)	4	-	-	-	-
Net loss from discontinuing operations		(4,104)	(67,282)	-	-
Profit/(loss) attributable to outside equity interest		-	-	-	-
Net loss attributable to members from discontinuing operations		(4,104)	(67,282)	-	-
Net profit attributable to members of Village Roadshow Limited	20	51,101	55,079	20,538	506,299
Net increase/(decrease) in asset revaluation reserve	20	-	(7,398)	-	-
Net exchange difference on translation of accounts and net investments in foreign controlled entities	20	(60,233)	42,013	(2,312)	(8,452)
Net increase/(decrease) in capital profits reserve	20	19	(38)	-	-
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Limited and recognised directly in equity		(60,214)	34,577	(2,312)	(8,452)
Total changes in equity other than those resulting from transactions with owners as owners		(9,113)	89,656	18,226	497,847
Basic earnings per share (cents per share)	3	10.80	12.98		
Basic earnings per share – continuing operations/excluding specific items (cents per share)	3	20.25	20.84		
Diluted earnings per share (cents per share)		10.80	12.98		
Diluted earnings per share – continuing operations/excluding specific items (cents per share)		20.25	20.52		

Statement of Financial Position
as at 30 June 2002

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	Notes	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Current assets					
Cash assets	6	265,661	303,294	98	226
Receivables	7	217,643	207,368	205	4,045
Inventories	8	2,773	3,158	-	-
Tax assets		2,271	308	-	-
Other	10	29,032	32,706	183	39
Total current assets		517,380	546,834	486	4,310
Non-current assets					
Receivables	7	342,125	283,817	1,232,329	1,335,723
Radio Licences	9	465,032	460,808	-	-
Investments accounted for using the equity method	11	332,333	366,023	204	1,845
Other financial assets	12	15,710	14,763	723,975	723,975
Property, Plant & Equipment	13	448,791	392,693	8,922	13,286
Deferred tax assets		9,104	-	189	189
Intangible assets	14	50,557	44,595	-	-
Other	10	10,325	6,685	-	430
Total non-current assets		1,673,977	1,569,384	1,965,619	2,075,448
Total assets		2,191,357	2,116,218	1,966,105	2,079,758
Current liabilities					
Payables	15	377,229	229,749	12,295	274
Interest bearing liabilities	16	17,880	17,752	232	113
Current tax liabilities		6,977	7,267	-	-
Provisions	17	44,922	74,347	29,923	45,320
Other	18	10,139	11,745	-	-
Total current liabilities		457,147	340,860	42,450	45,707
Non-current liabilities					
Payables	15	77,424	75,490	-	1,220
Interest bearing liabilities	16	267,937	300,435	161	102,557
Convertible notes	16	25,643	33,973	25,643	33,973
Non-current tax liabilities		76,973	59,214	1,612	1,612
Provisions	17	9,188	13,812	-	-
Other	18	75,436	67,160	1,194	1,369
Total non-current liabilities		532,601	550,084	28,610	140,731
Total liabilities		989,748	890,944	71,060	186,438
Net assets		1,201,609	1,225,274	1,895,045	1,893,320
Equity					
Parent entity interest					
Contributed equity	19	932,004	923,067	932,004	923,067
Convertible notes	19	14,866	14,866	14,866	14,866
Reserves	20	(14,914)	45,299	1,510	3,822
Retained Profits	20	126,952	100,878	946,665	951,565
Total parent interest in equity		1,058,908	1,084,110	1,895,045	1,893,320
Total outside equity interest	21	142,701	141,164	-	-
Total equity		1,201,609	1,225,274	1,895,045	1,893,320

Refer Note 31 for details of the assets and liabilities relating to the discontinuing operations.

Statement of Cash Flows
for the year ended 30 June 2002

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	Notes	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Cash flows from/(used in) operating activities					
Receipts from Customers		853,366	768,627	–	–
Payments to Suppliers and Employees		(648,011)	(583,061)	(21,878)	(22,490)
Dividends and Distributions Received		11,974	11,382	17,863	6,400
Interest Received		24,289	26,114	33,637	23,505
Borrowing Costs		(26,002)	(42,533)	(5,392)	(16,667)
Income taxes paid		(26,832)	(3,845)	–	–
Partnership Profits		686	8,076	–	–
Net operating cash flows	6	189,470	184,760	24,230	(9,252)
Cash flows from/(used in) investing activities					
Purchases of Property, Plant & Equipment		(91,316)	(129,198)	2,292	(1,037)
Sale of Property, Plant & Equipment		11,540	71,942	278	–
Purchase of Investments		(48,573)	(49,928)	–	(987)
Sale of Investments		20,426	332,817	–	65,952
Loans to Controlled Entities		–	–	(330)	(8,971)
Loans to Other Entities		(151,707)	(45,565)	–	–
Loans Repaid by Other Entities		113,946	83,875	96,613	1,369
Other		(3,673)	(824)	–	(9,050)
Net investing cash flows		(149,357)	263,119	98,853	47,276
Cash flows from/(used in) financing activities					
Proceeds from Issues of Shares, Options		19,779	9,202	19,778	9,170
Borrowings		93,612	106,688	–	–
Repayment of Borrowings		(127,673)	(289,927)	(101,811)	(10,103)
Dividends Paid		(53,747)	(40,411)	(41,178)	(40,411)
Other (including payment for buy-back of shares)		(9,717)	–	–	–
Net financing cash flows		(77,746)	(214,448)	(123,211)	(41,344)
Net increase/(decrease) in cash held		(37,633)	233,431	(128)	(3,320)
Cash at beginning of year		303,294	69,863	226	3,546
Cash at end of year	6	265,661	303,294	98	226

Refer Note 31 for details of the net cash flows relating to the discontinuing operations included in the Consolidated Statement of Cash Flows.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared in accordance with the historical cost convention unless otherwise stated. The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the revised Accounting Standards AASB 1005: Segment Reporting and AASB 1018: Statement of Financial Performance for the first time and AASB 1042: Discontinuing Operations, a number of comparative amounts were re-presented or re-classified to ensure comparability with the current reporting period.

(b) Consolidated Accounts

The consolidated financial statements are those of the economic entity, comprising Village Roadshow Limited (the chief entity) and all entities which the chief entity controlled from time to time during the year and at year's end.

The consolidated financial statements include the information contained in the financial statements of Village Roadshow Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, and unrealised profits arising from intra-economic entity transactions, have been eliminated in full.

(c) Capitalisation of Borrowing Costs

Costs attributable to borrowings used to finance capital works are included in the cost of those works while those works are being completed.

(d) Carrying Values of Non-current Assets

The carrying amounts of non-current assets are reviewed annually by the Directors to ensure they are not in excess of their recoverable amounts. Recoverable amounts are determined on the basis of expected future net cash flows deriving from use and subsequent disposal. The expected cash flows have been discounted to present values in determining recoverable amounts.

(e) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding overdrafts.

(f) Deferred Expenditure

In 2001, the economic entity expensed all amounts previously accounted for as deferred expenditure.

(g) Property, Plant and Equipment

Cost and Valuation

All classes of property, plant and equipment including freehold land and buildings on freehold land are measured at cost.

Depreciation and Amortisation

Buildings and improvements are depreciated over forty years using the straight line method.

Plant, equipment and vehicles are depreciated between three and twenty years using the straight line or reducing balance method.

Leasehold improvements are amortised over the unexpired occupancy periods generally between five and eight years using the straight line method. Finance lease assets are amortised over the period the economic entity is expected to benefit from the use of those assets, generally between three and five years.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(h) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the economic entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of Film Productions

Revenue and minimum guarantee payments from the sale and exploitation of film productions are brought to account only after conditions contained in the relevant contracts are fully satisfied and the film is available for delivery.

Revenue earned as film producer fees, where the economic entity does not have any ownership interest or responsibilities in the intellectual property, is brought to account as services are rendered.

Costs incurred in relation to the development of film projects are accumulated and treated as work in progress until the project is developed into a film production. Those projects which do not progress into production are written off when no future value can be attributed to the project. Film production costs for each project are accumulated during the term of the production and amortised to profit and loss in the ratio that current year revenues bear to anticipated total gross revenues from that film but such period of amortisation not to exceed 10 years.

Sale of Other Goods

Control of the goods has passed to the buyer.

Rendering of Services

Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date.

Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends

Control of a right to receive consideration for the investment in assets has been attained.

Royalties

Control of a right to receive consideration for the provision of the asset has been attained.

(i) Foreign Currency

Conversion of transactions -

Transactions in foreign currencies of entities within the economic entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by entities within the economic entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Gains and losses arising from conversions of foreign currency transactions or balances, whether realised or unrealised, are brought to account in determining profit or loss for the period in which they occur.

Translation of overseas accounts –

Where overseas operations are deemed to be integrated foreign operations the accounts are translated using the temporal method, otherwise, accounts are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(j) Goodwill

Goodwill is amortised on a straight line basis over 20 years, this being the period in which the future benefits are expected to arise.

(k) Investments

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in the chief entity financial report. All other non-current investments are carried at the lower of cost and recoverable amount.

(l) Interests in Joint Ventures

Interests in unincorporated joint venture operations are accounted for by including the relevant share of output and expenses in operating results for the year and share of assets and liabilities under the appropriate classification categories in the balance sheet.

Interest in joint venture entities/partnerships where joint control exists are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(m) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset are transferred to entities within the economic entity, are classified as finance leases. All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability equal to the present value of the minimum lease payments, included any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments under operating leases are treated as expenses in the period in which they fall due for payment.

(n) Radio Licences

Austereo's Radio Licences are carried at original cost. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ('DCF') of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's weighted average cost of capital as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

Directors are of the view that the depreciable amount of the Group's radio licences is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore, the Directors see no reason why this situation should not prevail beyond this outlook period. The depreciable amount is being amortised over a period of 20 years for the purpose of the financial statements.

(o) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Corporation rules, this tax has been provided for in the accounts.

Income from film production activities earned in offshore jurisdictions is evaluated on an annual basis. A determination is made as to the likelihood of repatriation of profits to Australia, and where it is virtually certain that no repatriation will occur in the foreseeable future the income is not tax effected for Australian purposes.

(p) Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis.

(q) Employee Entitlements

In respect of the economic entity's superannuation and retirement plans described in Note 24, any contributions made to the plans by the entities within the economic entity are charged against profits when due.

(r) Earnings per Share

Basic earnings per share is determined by dividing the net profit attributable to members and after preference dividends by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year, adjusted for any bonus element.

(s) Financial Instruments

Accounting policies with respect to financial instruments including derivatives are included at Note 32.

	Notes	CONSOLIDATED 2002 $'000	CONSOLIDATED 2001 $'000	VILLAGE ROADSHOW LIMITED 2002 $'000	VILLAGE ROADSHOW LIMITED 2001 $'000
2 REVENUES AND EXPENSES – CONTINUING OPERATIONS					
(a) Reconciliation of operating profit					
Net Profit/(loss) for the period attributable to members – continuing operations		55,205	122,361	20,538	506,299
Less: Specific/significant items after tax – continuing operations	2 (e)	(18,195)	49,468	–	522,024
Net Profit/(loss) excluding Specific/significant items attributable to members – continuing operations		73,400	72,893	20,538	(15,725)
(b) Revenues from ordinary activities					
Revenues from operating activities					
Sales revenue		699,784	662,038	3,036	2,405
Revenues from non-operating activities					
Commissions/Fees		21,425	26,515	10,489	3,385
Dividends from:					
Controlled entities		–	–	17,863	6,400
Other entities		121	–	–	–
Interest from:					
Other entities		13,671	13,115	8	440
Associated entities (cinema interests)		9,578	10,635	–	–
Controlled entities		–	–	33,629	23,064
Sale of non-current assets		22,519	330,074	3,278	522,109
Rental income		8,475	6,036	–	–
Royalty revenue		–	108	–	–
Other income		19,261	19,417	837	836
		95,050	405,900	66,104	556,234
Total revenues from ordinary activities		794,834	1,067,938	69,140	558,639
Share of net profits/(losses) of associates and joint venture partnerships accounted for using the equity method – continuing operations					
Share of associates' net profits	11 (a)	4,288	18,421	–	–
Share of partnerships' net profits	11 (b)	686	8,076	–	–
		4,974	26,497	–	–
(c) Expenses					
Employee expenses:					
Employee entitlements		9,711	6,466	1,365	(38)
Remuneration and other employee expenses		163,126	155,897	22,067	17,641
Total employee expenses		172,837	162,363	23,432	17,603
Cost of goods sold		13,485	14,219	–	–
Occupancy expenses:					
Operating lease rental – minimum lease payments		98,255	85,331	1,030	487
Operating lease rental – contingent rental payments		326	45	–	–
Other occupancy expenses		35,666	30,318	439	315
Total occupancy expenses		134,247	115,694	1,469	802

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
2 REVENUES AND EXPENSES – CONTINUING OPERATIONS CONTINUED				
(c) Expenses continued				
Film hire and other film expenses	101,490	99,231	–	–
Depreciation of:				
Building & improvements	1,841	1,574	–	–
Plant, equipment & vehicles	34,704	29,244	1,491	907
Amortisation of:				
Goodwill	1,733	2,157	–	–
Leasehold improvements	7,941	6,222	9	9
Finance lease assets	2,257	2,379	73	85
Goodwill on consolidation	2,311	401	–	–
Deferred expenditure	504	(1,440)	175	826
Other intangibles	494	883	–	–
Investment in completed films	7,189	11,433	–	–
Total depreciation and amortisation	58,974	52,853	1,748	1,827
Net book value of assets sold	15,914	138,693	2,063	2,547
Net foreign currency (gains)/losses	(4,254)	989	–	–
Deferred expenditure and developments costs written off	5,040	73,640	480	1,375
Provision for write-down of assets, legal settlements & other expenses	2,269	45,818	–	–
Management and services fees paid	7,832	6,174	–	–
Advertising and promotions	20,923	16,467	–	–
Regulatory and licencing fees	17,012	*	–	*
Settlement and other discounts	17,760	*	–	*
Telecommunications	7,202	*	–	*
General and administration expenses:				
Provision for doubtful debts	1,014	8,851	–	–
Bad debts written off – other	646	21,172	–	–
Other general and administration expenses	92,555	147,052	13,516	11,519
Total general and administration expenses	94,215	177,075	13,516	11,519
Total expenses excluding borrowing costs expense	664,946	903,216	42,708	35,673
Borrowing costs expense:				
Associate and other entities	24,939	39,312	5,844	13,599
Controlled entities	–	–	–	3,042
Finance lease interest	382	680	28	–
Other borrowing expenses	126	338	22	26
Total Borrowing costs expense	25,447	40,330	5,894	16,667

* As a result of applying the revised AASB 1018: Statement of Financial Performance, certain expense items which were previously included in 'other' expenses have been separately identified in the current year. It is not practicable to restate the prior year comparatives for these items, which remain disclosed in 'other general and administration expenses'.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
2 REVENUES AND EXPENSES – CONTINUING OPERATIONS CONTINUED				
(d) Losses and gains				
Loss on sale of property, plant & equipment	–	(852)	–	–
Loss on sale of investments	–	(3,537)	(48)	–
Profit on sale of:				
Property, plant & equipment	322	525	3	10
Investments	6,284	194,736	–	–
Profit on redemption of convertible notes	2,823	759	2,823	759
(e) Specific items				
The following items are relevant in explaining the financial performance of the group. Previous year amounts were items *classified* as *'significant'*.				
Partial sale of controlled entity:				
Proceeds	11,753	314,908	–	522,024
Cost of investment sold	(4,072)	(123,658)	–	–
Profit from partial sale of controlled entity	7,681	191,250	–	522,024
Loss on currency devaluation – associate	(19,154)	–	–	–
Write-down of assets and loans	(3,975)	(73,914)	–	–
Deferred expenditure written off	–	(62,658)	–	–
Provision for legal settlements and lease exit costs	–	(5,210)	–	–
Total profit/(loss) from specific items before tax	(15,448)	49,468	–	522,024
Related tax	–	–	–	–
Total profit/(loss) from specific items after tax	(15,448)	49,468	–	522,024
Outside Equity Interest	(2,747)	–	–	–
Total attributable profit/(loss) from specific items after tax	(18,195)	49,468	–	522,024

	CONSOLIDATED	
	2002	2001
3 EARNINGS PER SHARE		
(a) Earnings Per Share:		
Basic EPS	10.80 cents	12.98 cents
Total EPS (Note i)	10.60 cents	11.64 cents
(b) Earnings Per Share adjusted to eliminate discontinuing operations and specific items from the calculations:		
Basic EPS	20.25 cents	20.52 cents
Total EPS (Note i)	15.12 cents	15.41 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (basic) was 235,837,637 (2001 236,087,727). The weighted average number of total issued shares during the year used in determining total earnings per share (basic) was 482,294,067 (2001 473,164,053).

There are no potential ordinary shares that are dilutive.

(i) Total EPS represents Earnings Per Share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

	CONSOLIDATED 2002 $'000	CONSOLIDATED 2001 $'000	VILLAGE ROADSHOW LIMITED 2002 $'000	VILLAGE ROADSHOW LIMITED 2001 $'000
4 INCOME TAX				
Prima facie income tax attributable to reported profit from ordinary activities – continuing operations	32,824	51,302	6,161	172,142
Which is adjusted for:				
Non tax deductible expenses	1,623	27,508	61	31
Rebatable dividends	–	–	(5,359)	(2,176)
Non-taxable income	(16,457)	(17,790)	–	–
Current losses not booked	9,917	–	–	–
Prior year losses not previously brought to account	–	(30,274)	(863)	(169,997)
After-tax equity profits/(losses) included in pre-tax profit	2,270	(5,213)	–	–
After-tax partnership profits/(losses) included in pre-tax profit	(206)	(2,423)	–	–
Income tax expense – continuing operations	29,971	23,110	–	–
Income tax expense – discontinuing operations	–	–	–	–
Total income tax expense	29,971	23,110	–	–
The following future income tax benefits arising from tax losses of controlled entities have not been brought to account as realisation of those benefits is not virtually certain:				
Benefits for revenue losses	104,528	115,092	–	–
Benefits for capital losses	73,795	70,155	–	–

These benefits will only be obtained if:

(a) the entity derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the entity from realising the benefits of deductions for the losses.

	CONSOLIDATED 2002 $'000	CONSOLIDATED 2001 $'000	VILLAGE ROADSHOW LIMITED 2002 $'000	VILLAGE ROADSHOW LIMITED 2001 $'000
5 DIVIDENDS				
Dividends provided for:				
Ordinary shares at nil cents per share (2001 7.175 cents per share, franked to 2.817 cents)	–	16,939	–	16,939
A Class Preference shares at 10.175 cents per share, franked to 9.205 cents (2001 10.175 cents per share, franked to 3.995 cents)	25,640	24,440	25,640	24,440
	25,640	41,379	25,640	41,379
Franking credit balance as at the end of the financial year (at 30% 2002, 34% 2001)			7,888	6,400
6 STATEMENT OF CASH FLOWS				
(a) Reconciliation of cash				
Cash balance comprises:				
Cash on hand and at bank	110,974	11,610	98	176
Deposits at call	154,687	291,684	-	50
	265,661	303,294	98	226

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
6 STATEMENT OF CASH FLOWS CONTINUED				
(b) Reconciliation of operating profit after tax to net operating cash flows				
Net operating profit (continuing and discontinuing operations)	75,340	60,497	20,538	506,299
Adjust for:				
Depreciation	36,545	38,899	1,491	907
Amortisation	22,429	29,484	256	920
Deferred costs expensed	–	82,583	–	1,375
Other write-offs	–	45,819	–	–
Provisions	11,528	55,893	–	(38)
Profit on disposal of assets	(2,909)	(172,697)	(1,214)	(519,562)
Exchange (profit)/loss	(4,214)	5,735	–	–
Net equity accounted profits	7,372	(17,375)	–	–
Profit on conversion of convertible notes	(2,823)	(759)	(2,823)	(759)
Changes in assets & liabilities:				
Trade receivables	66,344	(42,565)	3,839	594
Trade creditors	(4,030)	37,085	2,732	197
Tax payable	(2,252)	–	–	–
Unearned income	9,727	31,571	–	–
Other payables and provisions	(18,222)	28,075	(876)	1,239
Inventories	385	(361)	–	–
Capitalised borrowing costs	(1,144)	–	–	–
Non-current tax liabilities	3,832	–	–	–
Prepayments and other assets	(8,438)	2,876	287	(424)
Net operating cash flows	189,470	184,760	24,230	(9,252)

(c) Acquisition and disposal of controlled entities

(i) Effective 13 July 2001, the economic entity acquired the remaining 50% interests in Village Roadshow Greece SA and Cinemax SA, entities which were previously equity accounted. The additional 50% of aggregate net assets of these acquired entities upon acquisition were:

Cash assets	2,912
Receivables	406
Inventories	30
Current tax assets	560
Other current assets	128
Property, plant & equipment	16,522
Payables	(5,118)
Interest bearing liabilities	(1,465)
Current tax liabilities	(129)
Provisions	(666)
Other non-current liabilities	(52)
Non-current tax liabilities (PDIT)	(96)
Fair value of net assets acquired	13,032
Goodwill arising on acquisition	8,351
Cash consideration paid	21,383

6 STATEMENT OF CASH FLOWS CONTINUED

(c) Acquisition and disposal of controlled entities continued

(ii) Effective 28 March 2002, 50% of the shares in Radio Newcastle Pty Ltd were sold, which resulted in that company ceasing to be a wholly-owned subsidiary, and becoming an associated company. Proceeds on sale of the 50% interest were $11.75 million (refer also Note 2(e)).

(d) Undrawn credit facilities

The economic entity has undrawn credit facilities at balance date of $198.2 million (2001 $183.7 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
7 RECEIVABLES				
Current				
Trade and other debtors	158,088	216,455	205	4,045
Provision for doubtful debts [1]	(14,868)	(14,609)	–	–
	143,220	201,846	205	4,045
Due from associated entities	5,201	2,078	–	–
Other advances	69,222	3,444	–	–
	217,643	207,368	205	4,045
Non-current				
Unsecured advances – other	167,148	90,072	3,162	1,226
Provision for non recovery	(2,598)	(5,528)	–	(1,220)
	164,550	84,544	3,162	6
Secured advances – executive loans [2] (refer also Note 33(d))	35,200	41,419	–	–
	199,750	125,963	3,162	6
Owing by:				
Controlled entities – secured	–	–	1,229,167	1,335,717
Associated entities [3]	142,375	157,854	–	–
	342,125	283,817	1,232,329	1,335,723

[1] *Reconciliation of movement in Provision for Trade Debtors:*	
Opening balance	14,609
Other movements	259
Closing Balance	14,868

[2] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

[3] *Amounts owing by associated entities includes a loan to Village Cinemas SA, the Group's associated company in Argentina,* of A$26.2 million, based on 30 June 2002 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
8 INVENTORIES				
Current				
Merchandise held for resale - cost	2,773	3,158	-	-
9 RADIO LICENCES				
At cost	465,632	461,108	-	-
Less amortisation	(600)	(300)	-	-
	465,032	460,808	-	-

As at 30 June 2002, Austereo Group Limited reflect the value of Radio Licences at cost of $927.1 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $465.0 million. Both the $927.1 million and $465.0 million amounts referred to above represent 100% of the Radio Licences.

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	Notes	2002 $'000	2001 $'000	2002 $'000	2001 $'000
10 OTHER ASSETS					
Current					
Film projects, production advances and other work in progress		41,690	61,554	-	-
Less amortisation		(28,832)	(42,913)	-	-
		12,858	18,641	-	-
Prepayments		14,772	12,327	183	39
Distribution rights (net) and other assets		1,402	1,738	-	-
		29,032	32,706	183	39
Non-current					
Security deposits and other assets		10,325	6,685	-	430
11 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
Non-current					
Investments in associates:					
Unlisted shares		164,169	150,990	204	1,845
Listed shares		-	40,248	-	-
Provision for diminution in value		(12,537)	(12,538)	-	-
	11 (a)	151,632	178,700	204	1,845
Investments in joint venture entities/partnerships	11 (b)	180,701	187,323	-	-
		332,333	366,023	204	1,845
(a) Investments in associates					
(i) Share of associates' profits/(losses) – continuing operations:					
Operating profits/(losses) before income tax		20,403	27,552		
Income tax (expense) benefit attributable to operating profits/(losses)		(14,170)	(6,981)		
Operating profits/(losses) after income tax		6,233	20,571		
Amortisation of goodwill on acquisition		(1,945)	(2,150)		
Share of associates' profits/(losses) – continuing operations		4,288	18,421		

11 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(a) Investments in associates continued

(ii) Summarised contribution to profits/(losses) – continuing operations by entity:

Entity	Notes	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2002 $'000	2001 $'000
Ballarat Cinemas Pty Limited		(218)	(190)
Cinemax SA		(15)	(355)
City Entertainment Corporation Limited		–	2,168
CGV Company Limited		11,070	7,505
Dartina Developments Limited		1,483	217
Roadshow Distributors Pty. Limited		(135)	(1,955)
Roadshow Unit Trust		2,357	3,863
Sea World Property Trust		7,736	5,219
Staging Connections (Vic) Pty Limited		–	(188)
Tri-Village Developments BV		(52)	3,101
Village Cinemas SA	2(e)	(20,801)	(5,042)
Village Nine Leisure Operations (M) Sdn Bhd		–	1,522
Village Roadshow Greece SA		(9)	1,135
Warner Village Cinemas SPA		(3,261)	2,342
Warner Village Exhibition Limited		4,644	(352)
Warner Village (Design & Build) Limited		1,074	-
Other		415	(569)
		4,288	18,421

	2002 $'000	2001 $'000
(iii) Equity accounted share of associates:		
Accumulated profits/(losses):		
At beginning of year	947	(5,623)
At end of year	(6,073)	947
Other reserves:		
At beginning of year	22,799	20,584
At end of year	(1,301)	22,799
(iv) Carrying amount of investments in associates:		
Balance at beginning of year	178,700	170,621
Investments equity accounted for the first time	3,920	124
Net increase in cost of Investments	16,393	11,923
Investments no longer equity accounted	(19,461)	(2,237)
Provision for diminution of investment	-	(12,002)
Tax on unit trust and partnership profits	3,551	2,063
Share of associates' profit – continuing	4,288	18,421
Share of associates' profit/(loss) – discontinuing	193	(1,046)
Dividends from associates	(11,853)	(11,382)
Share of associates' increase/(decrease) in reserves	(24,099)	2,215
Balance at end of year	151,632	178,700

11 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(a) Investments in associates continued

(iv) Carrying amount of investments in associates continued:

Equity accounted carrying amount of investments in associates represented by:

Name	Business	% owned	CONSOLIDATED CARRYING VALUES 2002 $'000	2001 $'000
All Asia Radio Technologies Sdn Bhd	Music Media	50.00	230	490
Ballarat Cinemas Pty. Limited	Cinema owner	50.00	4,411	4,629
Cinemax SA[3]	Cinema operator	–	–	2,060
Cinematografica Junin SA[2]	Cinema Investor	55.00	–	297
CGV Company Limited	Cinema operator	50.00	44,129	35,925
Dartina Development Limited	Multiplex investor	50.00	2,070	538
Entertain Golden Village Co. Limited	Cinema manager	–	–	8,665
Five Hundred Chapel Street Pty. Limited	Nominee company	50.00	158	158
Priya Village Roadshow Limited	Cinema operator	–	–	2,714
Radio Newcastle Pty Limited[1]	Radio transmitter	50.00	3,920	–
Roadshow Distributors Pty. Limited	Film distributors	50.00	14,151	14,217
Roadshow Unit Trust	Film distributor to TV	50.00	7,574	7,643
Sea World Property Trust	Theme park lessor	50.00	60,054	40,248
Subiaco Cinemas Unit Trust	Cinema operator	24.90	–	301
Sydney FM Facilities Pty. Limited	Radio transmitter	50.00	485	454
Village Cinemas SA[2]	Cinema operator	55.00	–	43,982
Village Force Cinemas Limited	Cinema manager	50.00	544	296
Tri-Village Developments BV	Cinema developer	50.00	5,973	5,598
Village Roadshow Greece SA[3]	Investor in cinema business	–	–	5,583
Village Twin Cinemas (Morwell) Pty. Limited[3]	Cinema operator	–	–	439
Warner Roadshow Film Distributors Greece SA	Film Distribution	50.00	633	387
Warner Village (D&B) Limited	Cinema design & building	49.99	284	248
Warner Village Cinemas SPA	Cinema owner/operator	45.00	–	3,016
Warner Village Exhibition Limited	Cinema operator	49.99	6,696	2,209
Other equity accounted entities in aggregate	N/A	N/A	320	(1,397)
			151,632	178,700

[1] Effective 28 March 2002, 50% of the shares in Radio Newcastle Pty Limited were sold, resulting in that company ceasing to be a wholly-owned subsidiary, and becoming an associated company.

[2] Although the chief entity has a 55% ownership interest in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA), it does not control the voting rights. Consequently, it has been determined with reference to AASB 1016 Accounting for Investments in Associates, that the chief entity has significant influence over the entity as opposed to control. It has therefore been accounted for as an associate.

[3] Entity became a wholly owned subsidiary during the year.

(v) Share of net assets of associates

The Economic Entity's share of net assets of associates in aggregate at 30 June 2002 is:

	CONSOLIDATED 2002 $'000	2001 $'000
Current assets	250,530	239,429
Non-current assets	925,790	987,503
Current liabilities	(226,578)	(214,135)
Non-current liabilities	(858,244)	(854,017)
Net assets	91,498	158,780

11 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(a) Investments in associates continued

(vi) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance, other than as outlined in Note 28.

(vii) The annual balance date of associated entities is 30 June except for the following:

Cinemax SA	31 December
CGV Company Limited	31 December
Golden Village (Taiwan) Co. Limited	31 December
Sea World Property Trust	31 December
Tanjong Golden Village Sdn Bhd	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Film Distributors Greece SA	31 December
Warner Village Investments Limited	30 November
Warner Village Properties Limited	30 November
Warner Village Trustees Limited	30 November

(b) Interests in joint venture entities/partnerships

(i) Share of joint venture entities/partnerships' profits/(losses):

	CONSOLIDATED	
	2002 $'000	2001 $'000
Operating profits/(losses) before income tax	980	10,095
Income tax expense/(benefit) attributable to operating profits/(losses)	(294)	(2,019)
Operating profits/(losses) after income tax	686	8,076
Amortisation of goodwill on acquisition	–	–
Share of joint venture entities/partnerships' profits/(losses)	686	8,076

(ii) Summarised contribution to profits/(losses) by entity:

	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX	
Entity	2002 $'000	2001 $'000
Albury Regent Cinemas Partnership	302	180
Movie World Enterprises Partnership	1,741	2,085
Sea World Aviation Partnership	61	74
Sea World Enterprises Partnership	782	759
Tasmanian Cinemas Partnership	(147)	(172)
Staging Connections Partnership	–	519
Unison Productions Partnership	–	439
Warner Village Exhibition Management Partnership	(2,347)	3,561
Warner Village Cinema Management Partnership	294	631
	686	8,076

11 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(b) Interests in joint venture entities/partnerships continued

	2002 $'000	2001 $'000
(iii) Equity accounted share of joint venture entities/partnerships:		
Accumulated profits/(losses):		
At beginning of year	22,742	15,211
At end of year	20,291	22,742
Other reserves:		
At beginning of year	–	–
At end of year	–	–
(iv) Carrying amount of investment in joint venture entities/partnerships:		
Balance at beginning of year	187,323	166,160
Share of partnership operating profit before tax	980	10,095
Income tax expense	(294)	(2,019)
Net partnership distributions	(2,683)	(320)
Change in carrying value due to currency revaluation	(4,625)	13,407
Balance at end of year	180,701	187,323

			CONSOLIDATED CARRYING VALUES	
Name	Business	% owned	2002 $'000	2001 $'000
Albury Regent Cinemas	Cinema operator	50.00	106	104
Movie World Enterprises	Theme park operator	50.00	2,144	2,656
Sea World Aviation	Helicopter ride operator	50.00	914	927
Sea World Enterprises	Theme park operator	50.00	1,996	1,979
Tasmanian Cinemas	Cinema operator	50.00	2,896	1,302
Warner Village Cinema Management	Manager of cinema business	50.00	1,347	962
Warner Village Exhibition Management	Manager of cinema business	50.00	3,477	6,947
Warner Village Investments Limited	Investor in cinema operator	49.99	167,821	172,446
			180,701	187,323

(v) Share of net assets of joint venture entities/partnership interests:

The economic entity's share of net assets of partnership interests in aggregate is:

	CONSOLIDATED	
	2002 $'000	2001 $'000
Current assets	18,372	25,446
Non-current assets	449,770	421,754
Current liabilities	(13,133)	(14,395)
Non-current liabilities	(274,168)	(245,376)
Net assets	180,841	187,429

11 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(b) Interests in joint venture entities/partnerships continued

(vi) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vii) The annual balance date of joint venture entities/partnership interests is 30 June except for the following:

Movie World Enterprises	30 November
Sea World Aviation	30 November
Sea World Enterprises	30 November
Warner Village Cinema Management	30 November
Warner Village Exhibition Management	30 November
Warner Village Investments Ltd	30 November

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
12 OTHER FINANCIAL ASSETS				
Non-current				
Investments at cost comprise:				
Shares – Unlisted[1]	15,710	14,763	5,843	5,843
– Controlled Entities	–	–	718,132	718,132
	15,710	14,763	723,975	723,975

[1] The Company holds a 19.9% investment in Village Roadshow Films (BVI) Limited ("VRF"), at cost of $5.8 million, and has also provided an interest-bearing loan to VRF of US$50 million. The Directors have reviewed the carrying values of the investment in, and loan to, VRF as at 30 June 2002 and believe that these are appropriate. As the Company does not control or have significant influence over VRF, it is not consolidated or equity accounted in the Group accounts. VRF owns the international copyright to all films that it provides financing in relation to, in conjunction with other major film studios, being mainly Warner Bros. VRF finances its share of production costs using a revolving debt facility of US$750 million, secured against the international copyright. A number of the Group's production subsidiaries are involved in transactions with VRF, as part of the commercial arrangements to distribute and produce films. Refer also note 22(a)(x) for further details in relation to contingent liabilities.

(a) Investments in controlled entitles

			VILLAGE ROADSHOW LIMITED CARRYING VALUES	
Name	Incorporated in	% owned	2002 $'000	2001 $'000
2 Day FM Australia Pty. Limited	Australia	100.00	–	–
AEO Co Pty. Limited	Australia	58.29	–	–
Allehondro Pty. Limited	Australia	100.00	–	–
Animus No. 2 Pty. Limited	Australia	100.00	–	–
Ants at Work AE	Greece	100.00	–	–
Aqua Del Rey International Pty. Limited	Australia	100.00	1	1
Aras Park Pty. Limited	Australia	100.00	–	–
Austereo Broadcast Data Pty. Limited	Australia	58.29	–	–
Austereo Capital FM Pty. Limited	Australia	58.29	–	–
Austereo Direct Marketing Pty. Limited	Australia	58.29	–	–
Austereo Entertainment Pty. Limited	Australia	58.29	–	–
Austereo ESP Finance Pty. Limited	Australia	58.29	–	–
Austereo Group Limited (Listed)	Australia	58.29	445,156	445,156
Austereo International Pty. Limited	Australia	58.29	–	–
		c/fwd.	445,157	445,157

Name	Incorporated in	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2002 $'000	2001 $'000
12 OTHER FINANCIAL ASSETS CONTINUED				
(a) Investments in controlled entities continued				
		c/fwd.	445,157	445,157
Austereo Investments Pty. Limited	Australia	58.29	–	–
Austereo Live Pty. Limited	Australia	58.29	–	–
Austereo Mall Advertising Pty. Limited	Australia	58.29	–	–
Austereo Pty. Limited	Australia	58.29	–	–
Austereo Television Productions Pty. Limited	Australia	58.29	–	–
Austereo Television Pty. Limited	Australia	–	–	–
B105 FM Pty. Limited	Australia	100.00	–	–
Baltimore House Pty. Limited	Australia	100.00	–	–
Blackstone Pty. Limited	Australia	100.00	–	–
Blouseman Productions Inc.	United States	100.00	–	–
Broadcast FM Pty. Limited	Australia	58.29	–	–
Bruce Nixon Smith Trust	Australia	48.96	–	–
C0015744X Pty. Limited	Australia	100.00	–	–
Cinema Investments Italia SPA	Italy	100.00	–	–
Cinemax SA	Greece	100.00	–	–
Colorado Bay Pty. Limited	Australia	100.00	–	–
Consolidated Broadcasting System (WA) Pty. Limited	Australia	58.29	–	–
Daydream Finance Holdings Pty. Limited	Australia	100.00	–	–
Daydream Finance Pty. Limited	Australia	100.00	–	–
Daydream Investments Holdings Pty. Limited	Australia	100.00	–	–
Daydream Operations Holdings Pty. Limited	Australia	100.00	–	–
DEG Holdings Pty. Limited	Australia	100.00	70	70
DIIR Pty. Limited	Australia	100.00	–	–
Emperion Pty. Limited	Australia	100.00	–	–
Entertainment and Leisure Operations Inc.	British Virgin Islands	100.00	–	–
Entertainment of The Future Pty. Limited	Australia	100.00	–	–
Entertainment Research Pty. Limited	Australia	58.29	–	–
Equipment Sales and Service Wholesaler Pty. Limited	Australia	–	–	–
Euramo Pty. Limited	Australia	100.00	–	–
Feature Productions Pty. Limited	Australia	100.00	–	–
Film Services (Australia) Pty. Limited	Australia	100.00	–	–
FM 104 Pty. Limited	Australia	100.00	–	–
FM Broadcasting Pty. Limited	Australia	100.00	–	–
FM Media (ACT) Pty. Limited	Australia	100.00	–	–
FM Media Finance Pty. Limited	Australia	100.00	–	–
FM Media Finance Trust	Australia	100.00	–	–
FM Media Overseas Pty. Limited	Australia	100.00	–	–
FM Operations Pty. Limited	Australia	100.00	–	–
Fortress Films II Pty. Limited	Australia	100.00	–	–
Fortress Films Pty. Limited	Australia	100.00	–	–
Fortress Production Services Pty. Limited	Australia	100.00	–	–
Fox FM Pty. Limited	Australia	100.00	–	–
G.C. Supplies Pty Limited	Australia	–	–	–
Grand Prix FM Pty. Limited	Australia	100.00	–	–
		c/fwd.	445,227	445,227

Name	Incorporated in	% owned	2002 $'000	2001 $'000
12 OTHER FINANCIAL ASSETS CONTINUED				
(a) Investments in controlled entitles continued				
		c/fwd.	445,227	445,227
Hale Equipment Leasing Limited	Cyprus	100.00	–	–
Hotel No.2 Trust	Australia	100.00	–	–
Hotel No.3 Trust	Australia	100.00	–	–
Intencity Operations Inc.	Labuan	100.00	–	–
Intencity Pty. Limited	Australia	100.00	–	–
International Equipment Supplying Limited	Hungary	100.00	–	–
International Theatre Equipment Leasing Pty. Limited	Australia	100.00	–	–
Intertasman Entertainments Limited	New Zealand	100.00	–	–
Jack The Ripper Productions Inc.	United States	–	–	–
Jantar PLC SA	British Virgin Islands	100.00	–	–
Jantar Productions Inc.	United States	–	–	–
Jaran Bay Pty. Limited	Australia	100.00	–	–
Jimbolla Pty. Limited	Australia	100.00	–	–
Kaiser Finance and Investments Limited	Cayman Islands	100.00	–	–
Larry Bruce Communications Pty. Limited	Australia	43.72	–	–
Leisure Industries Inc.	British Virgin Islands	100.00	6	6
Madison Hall Pty. Limited	Australia	100.00	–	–
Marketing Austereo Village Integrated Solutions Pty. Limited	Australia	58.29	–	–
Medbourne Proprietary Limited	Australia	100.00	–	–
Melbourne FM Radio Pty. Limited	Australia	100.00	–	–
Meskan House Pty. Limited	Australia	100.00	–	–
Mount Gambier Broadcasters Pty. Limited	Australia	100.00	–	–
Multiplex Cinemas Magdeburg GmbH	Germany	100.00	–	–
Multiplex Cinemas Muchen GmbH	Germany	100.00	–	–
Multiplex Cinemas Oberhausen GmbH	Germany	100.00	–	–
MX Promotions Pty. Limited	Australia	100.00	–	–
MX Services Pty. Limited	Australia	100.00	–	–
New Broadcasting Pty. Limited	Australia	100.00	–	–
Nu-Pay View Entertainment Pty. Limited	British Virgin Islands	100.00	–	–
NW Productions Inc.	United States	100.00	–	–
Pacific Drive Productions Pty. Limited	Australia	100.00	–	–
Paradise Beach Productions Pty. Limited	Australia	100.00	–	–
Paradise Road Films Pty. Limited	Australia	100.00	–	–
Perth FM Radio Pty. Limited	Australia	58.29	–	–
Pietman Pty. Limited	Australia	100.00	–	–
Plan B Entertainment Inc.	United States	100.00	–	–
Radio & Research Pty. Limited	Australia	58.29	–	–
Reidhaven Holdings Pty. Limited	Australia	100.00	–	–
Roadshow, Coote & Carroll Pty. Limited	Australia	100.00	684	684
Sincled Investments Pty. Limited	Australia	100.00	–	–
TAJ Walker Pty. Limited	British Virgin Islands	100.00	–	–
Tarzan Films Pty. Limited	Australia	100.00	–	–
Tarzan Productions Pty. Limited	Australia	100.00	–	–
The Last Man Productions Pty. Limited	Australia	95.00	–	–
		c/fwd.	445,917	445,917

Name	Incorporated in	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2002 $'000	2001 $'000
12 OTHER FINANCIAL ASSETS CONTINUED				
(a) Investments in controlled entitles continued				
		c/fwd.	445,917	445,917
The Triple-M Broadcasting Company Pty. Limited	Australia	100.00	–	–
Today FM Brisbane Pty. Limited	Australia	58.29	–	–
Today FM Sydney Pty. Limited	Australia	58.29	–	–
Today Radio Network Pty. Limited	Australia	58.29	–	–
Triple M Adelaide Pty. Limited	Australia	58.29	–	–
Triple M Brisbane Pty. Limited	Australia	58.29	–	–
Triple M Melbourne Pty. Limited	Australia	58.29	–	–
Triple M Network Pty. Limited	Australia	58.29	–	–
Triple M Sydney Pty. Limited	Australia	58.29	–	–
Triple M Radio Holdings Pty. Limited	Australia	100.00	–	–
VEESS Pty. Limited	Australia	100.00	–	–
Village 88 FM SA (formerly Klik FM SA)	Greece	43.72	–	–
Village Cinemas Australia Pty. Limited	Australia	100.00	33,062	33,062
Village Cinemas Czech Republic SRO	Czech Republic	100.00	–	–
Village Cinemas GmbH	Austria	100.00	–	–
Village Cinemas International Pty. Limited	Australia	100.00	225,000	225,000
Village Cinemas (NZ) Pty Limited	Australia	100.00	–	–
Village Equipment Distribution Australia Pty. Limited	Australia	100.00	–	–
Village Leisure Company Pty. Limited	Australia	100.00	–	–
Village Nine Leisure Operations (M) Sdn Bhd	Malaysia	100.00	–	–
Village Online Investments Pty. Limited	Australia	100.00	–	–
Village Roadshow (D & B) Limited	United Kingdom	100.00	–	–
Village Roadshow (Fiji) Limited	Fiji	100.00	–	–
Village Roadshow (Hong Kong) Limited	Hong Kong	100.00	–	–
Village Roadshow (Hungary) Distribution KFT	Hungary	100.00	–	–
Village Roadshow (Singapore) Pte. Limited	Singapore	100.00	–	–
Village Roadshow (Thailand) Pty. Limited	Australia	100.00	–	–
Village Roadshow Australian Films Pty. Limited	Australia	100.00	–	–
Village Roadshow Car Park Management Pty. Limited	Australia	100.00	–	–
Village Roadshow Cinemas UK Limited	United Kingdom	100.00	–	–
Village Roadshow Coburg Pty. Limited	Australia	100.00	–	–
Village Roadshow Custodians Pty. Limited	Australia	100.00	–	–
Village Roadshow Developments Pty. Limited	Australia	100.00	–	–
Village Roadshow Distribution (BVI) Limited	British Virgin Islands	100.00	–	–
Village Roadshow Distribution (M) Sdn Bhd	Malaysia	100.00	–	–
Village Roadshow Distribution Netherlands BV	Netherlands	100.00	–	–
Village Roadshow Distribution Pty. Limited	Australia	100.00	–	–
Village Roadshow Distribution USA Inc.	United States	100.00	–	–
Village Roadshow Equipment Pty. Limited	Australia	100.00	–	–
Village Roadshow Exhibition Beteiligungs GmbH	Germany	100.00	–	–
Village Roadshow Exhibition (BVI) Limited	British Virgin Islands	100.00	–	–
Village Roadshow Exhibition GmbH & Co. KG Partnership	Germany	100.00	–	–
Village Roadshow Exhibition GmbH Kinobetriebe	Germany	100.00	–	–
		c/fwd.	703,979	703,979

Name	Incorporated in	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2002 $'000	2001 $'000
12 OTHER FINANCIAL ASSETS CONTINUED				
(a) Investments in controlled entitles continued				
		c/fwd.	703,979	703,979
Village Roadshow Exhibition Properties Limited	Guernsey	100.00	–	–
Village Roadshow Exhibition Pty. Limited	Australia	100.00	–	–
Village Roadshow Exhibition UK Limited	United Kingdom	100.00	–	–
Village Roadshow Film Administration Pty. Limited	Australia	100.00	–	–
Village Roadshow Film Distributor Pty. Limited	Australia	100.00	–	–
Village Roadshow Film Distributors Greece EPE	Greece	100.00	–	–
Village Roadshow Film Finance Pty. Limited	Australia	100.00	–	–
Village Roadshow Film Operator Pty. Limited	Australia	100.00	–	–
Village Roadshow Film Services Pty. Limited	Australia	100.00	–	–
Village Roadshow Film Treasury Pty. Limited	Australia	100.00	–	–
Village Roadshow Films II BVI Limited	British Virgin Islands	100.00	–	–
Village Roadshow Films (UK) Limited	United Kingdom	100.00	–	–
Village Roadshow Finance Pty. Limited	Australia	100.00	–	–
Village Roadshow Finance & Investments Pty. Limited	Australia	100.00	12,499	12,499
Village Roadshow FM Pty. Limited	Australia	100.00	987	987
Village Roadshow Germany GmbH	Germany	100.00	–	–
Village Roadshow GJ Productions Pty. Limited	Australia	100.00	–	–
Village Roadshow GmbH	Austria	100.00	–	–
Village Roadshow Greece SA	Greece	100.00	–	–
Village Roadshow Grundstucksentwicklungs GmbH	Germany	100.00	–	–
Village Roadshow Holdings Britain Limited	United Kingdom	100.00	–	–
Village Roadshow Holdings Pty. Limited	Australia	100.00	–	–
Village Roadshow Holdings USA Inc.	United States	100.00	–	–
Village Roadshow Hungary RT	Hungary	100.00	–	–
Village Roadshow Intencity Pty. Limited	Australia	100.00	–	–
Village Roadshow International BV	Netherlands	100.00	–	–
Village Roadshow Investments UK Limited	United Kingdom	100.00	–	–
Village Roadshow Investments Pty. Limited	Australia	100.00	–	–
Village Roadshow Italy Holdings SRL	Italy	100.00	–	–
Village Roadshow Jam Factory Pty. Limited	Australia	100.00	–	–
Village Roadshow KP Productions Limited	New Zealand	100.00	–	–
Village Roadshow Leisure Pty. Limited	Australia	100.00	–	–
Village Roadshow Licensing & Finance Limited	United Kingdom	100.00	–	–
Village Roadshow Luxembourg SA	Luxembourg	100.00	–	–
Village Roadshow Manakau Cinemas Pty. Limited	Australia	100.00	–	–
Village Roadshow Mauritius Limited	Mauritius	100.00	–	–
Village Roadshow Motion Pictures (BVI) Limited	British Virgin Islands	100.00	–	–
Village Roadshow Motion Pictures Pty. Limited	Australia	100.00	–	–
Village Roadshow New Distribution USA Inc.	United States	100.00	–	–
Village Roadshow New Productions (BVI) Limited	British Virgin Islands	100.00	–	–
Village Roadshow Operations (BVI) Limited	British Virgin Islands	100.00	–	–
Village Roadshow Operations Greece SA	Greece	100.00	–	–
Village Roadshow Pictures (Australia) Pty. Limited	Australia	100.00	–	–
Village Roadshow Pictures (BVI) Limited	British Virgin Islands	100.00	–	–
		c/fwd.	717,465	717,465

Name	Incorporated in	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2002 $'000	2001 $'000
12 OTHER FINANCIAL ASSETS CONTINUED				
(a) Investments in controlled entitles continued				
		c/fwd.	717,465	717,465
Village Roadshow Pictures (U.S.A.) Inc.	United States	100.00	663	663
Village Roadshow Pictures Entertainment Inc.	United States	100.00	–	–
Village Roadshow Pictures International Pty. Limited	Australia	100.00	–	–
Village Roadshow Pictures Pty. Limited	Australia	100.00	–	–
Village Roadshow Pictures Television Pty. Limited	Australia	100.00	–	–
Village Roadshow Pictures Worldwide Pty. Limited	Australia	100.00	–	–
Village Roadshow PP Productions Pty. Limited	Australia	100.00	–	–
Village Roadshow Production Services Pty. Limited	Australia	100.00	1	1
Village Roadshow Productions (BVI) Limited	British Virgin Islands	100.00	–	–
Village Roadshow Productions Inc.	United States	100.00	–	–
Village Roadshow Production Management Pty. Limited	Australia	100.00	–	–
Village Roadshow Project Management Pty. Limited	Australia	100.00	–	–
Village Roadshow Properties (Malaysia) Sdn Bhd	Malaysia	100.00	–	–
Village Roadshow Properties Limited	Guernsey	100.00	–	–
Village Roadshow Property Development Pty. Limited	Australia	100.00	1	1
Village Roadshow Property Finance Pty. Limited	Australia	100.00	2	2
Village Roadshow Resorts Pty. Limited	Australia	100.00	–	–
Village Roadshow Retail Stores Pty. Limited	Australia	100.00	–	–
Village Roadshow Theatres Europe Limited	United Kingdom	100.00	–	–
Village Roadshow Theatres Guernsey Limited	Guernsey	100.00	–	–
Village Roadshow Theatres Pty. Limited	Australia	100.00	–	–
Village Roadshow Ticketing Pty. Limited	Australia	100.00	–	–
Village Roadshow Treasury Pty. Limited	Australia	100.00	–	–
Village Roadshow UK Holdings Pty. Limited	Australia	100.00	–	–
Village Roadshow Warehousing Services Pty. Limited	Australia	100.00	–	–
Village Sea World Aviation Pty. Limited	Australia	100.00	–	–
Village Sea World Investments Pty. Limited	Australia	100.00	–	–
Village Sea World Operations Pty. Limited	Australia	100.00	–	–
Village Theatres 3 Limited	United Kingdom	100.00	–	–
Village Theatres (Brisbane) Pty. Limited	Australia	100.00	–	–
Village Theatres (Paddington) Pty. Limited	Australia	100.00	–	–
Village Theatres Morwell Pty. Limited	Australia	75.00	–	–
Village Theatres UK 3 Limited	United Kingdom	100.00	–	–
Village Themepark Management Pty. Limited	Australia	100.00	–	–
Village Twin Cinemas (Morwell) Pty. Limited	Australia	100.00	–	–
VNR & B Pty Limited	Australia	–	–	–
VR Holdings (BVI) Limited	British Virgin Islands	100.00	–	–
VR (Matrix) Films Pty. Limited	Australia	100.00	–	–
VR Animation Pty. Limited	Australia	100.00	–	–
VR (Asia) Pty. Limited	Australia	100.00	–	–
VRB Pty Limited	Australia	58.29	–	–
VR DSAW Productions Limited	British Virgin Islands	100.00	–	–
VR DTE Distribution USA Inc	United States	100.00	–	–
VR DTE Productions Limited	British Virgin Islands	100.00	–	–
		c/fwd.	718,132	718,132

Name	Incorporated in	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2002 $'000	2001 $'000
12 OTHER FINANCIAL ASSETS CONTINUED				
(a) Investments in controlled entities continued				
		c/fwd.	718,132	718,132
VR International Pictures Pty. Limited	Australia	100.00	–	–
VREW Distribution USA Inc	United States	100.00	–	–
VREW Productions (BVI) Limited	British Virgin Islands	100.00	–	–
VRL Aluminium Pty. Limited	Australia	100.00	–	–
VRP Film Entertainment Inc.	United States	100.00	–	–
VRP International Distribution Pty. Limited	Australia	100.00	–	–
VRP Production Services Pty. Limited	Australia	100.00	–	–
VRPTV Financing Inc.	United States	100.00	–	–
VRS Holdings Pty. Limited	Australia	100.00	–	–
VR Zoo Distribution USA Inc	United States	100.00	–	–
VR Zoo Productions Limited	British Virgin Islands	100.00	–	–
Warner Bros. Studio Store Australia Pty. Limited	Australia	64.00	–	–
Worldwide Films Pty. Limited	Australia	100.00	–	–
			718,132	718,132

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

	CONSOLIDATED 2002 $'000	2001 $'000	VILLAGE ROADSHOW LIMITED 2002 $'000	2001 $'000
13 PROPERTY, PLANT & EQUIPMENT				
Land	24,505	20,583	–	–
Buildings & improvements				
At cost (completed)	48,616	34,786	–	–
Less depreciation	(11,682)	(8,187)	–	–
	36,934	26,599	–	–
Capital work in progress	43,706	27,943	1,817	10,315
Leasehold improvements				
At cost	180,376	174,220	474	345
Less amortisation	(32,252)	(27,127)	(27)	(18)
	148,124	147,093	447	327
Equipment & vehicles (owned)				
At cost	333,129	294,456	13,912	8,537
Less depreciation	(149,774)	(137,588)	(7,606)	(6,187)
	183,355	156,868	6,306	2,350
Equipment & vehicles (leased)				
At cost	18,711	18,736	595	556
less amortisation	(6,544)	(5,129)	(243)	(262)
	12,167	13,607	352	294
	448,791	392,693	8,922	13,286

13 PROPERTY, PLANT & EQUIPMENT CONTINUED

(a) Valuations

Effective 1 July 2000, the consolidated entity elected to use the original cost basis for measurement of each class of non-current assets.

As at 30 June 2000, the Directors valued interests in land and buildings, based on a market appraisal by qualified valuers, at $55.9 million (economic entity). These interests are recorded in the accounts (after aggregate depreciation) as follows:

	2002 $'000
Freehold land at cost	14,160
Buildings and improvements at cost	19,610
	33,770

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
(b) Reconciliations				
Land:				
Carrying amount at beginning	20,583	26,268	–	–
Additions	184	18	–	–
Acquisition of controlled entities	10,311	–	–	–
Disposals	(6,573)	(5,703)	–	–
Carrying amount at end	24,505	20,583	–	–
Buildings & improvements:				
Carrying amount at beginning	26,599	46,144	–	–
Additions	41	11,226	–	–
Acquisition of controlled entities	21,329	–	–	–
Disposals	(9,194)	(20,861)	–	–
Provision for write-down	–	(7,742)	–	–
Depreciation expense	(1,841)	(2,168)	–	–
Carrying amount at end	36,934	26,599	–	–
Capital work in progress:				
Carrying amount at beginning	27,943	17,226	10,315	–
Additions	32,993	41,177	1,573	10,315
Disposals/Transfers	(17,230)	(30,460)	(10,071)	–
Carrying amount at end	43,706	27,943	1,817	10,315
Leasehold improvements:				
Carrying amount at beginning	147,093	149,016	327	335
Additions/Transfers	13,913	57,855	129	–
Disposals	(4,941)	(52,598)	–	–
Amortisation expense	(7,941)	(7,180)	(9)	(8)
Carrying amount at end	148,124	147,093	447	327

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
13 PROPERTY, PLANT & EQUIPMENT CONTINUED				
(b) Reconciliations continued				
Equipment & vehicles (owned):				
Carrying amount at beginning	156,868	178,937	2,350	2,464
Additions/Transfers	54,774	53,644	5,502	868
Acquisition of controlled entities	6,516	–	–	–
Disposals	(98)	(2,814)	(55)	(165)
Provision for write-down	–	(36,168)	–	–
Depreciation expense	(34,705)	(36,731)	(1,491)	(817)
Carrying amount at end	183,355	156,868	6,306	2,350
Equipment & vehicles (leased):				
Carrying amount at beginning	13,607	17,462	294	379
Additions	817	3,864	205	–
Disposals	–	(4,564)	(74)	–
Amortisation expense	(2,257)	(3,155)	(73)	(85)
Carrying amount at end	12,167	13,607	352	294
14 INTANGIBLES				
Goodwill purchased	44,940	44,172	–	–
Less amortisation	(8,822)	(7,621)	–	–
	36,118	36,551	–	–
Goodwill on consolidation	20,800	11,184	–	–
Less amortisation	(9,380)	(6,132)	–	–
	11,420	5,052	–	–
Other intangibles	3,019	2,992	–	–
	50,557	44,595	–	–
15 PAYABLES				
Current				
Trade and sundry creditors	181,027	222,487	12,295	274
Owing to:				
Associated entities	10,434	6,874	–	–
Other	185,768	388	–	–
	377,229	229,749	12,295	274
Non-current				
Owing to:				
Associated entities	33,230	43,095	–	–
Other	44,194	32,395	–	1,220
	77,424	75,490	–	1,220

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
16 INTEREST BEARING LIABILITIES				
Current				
Secured borrowings	15,298	15,511	-	-
Finance lease liabilities	2,582	2,241	232	113
	17,880	17,752	232	113
Non-current				
Secured borrowings	258,702	289,098	-	102,325
Finance lease liabilities	9,235	11,337	161	232
	267,937	300,435	161	102,557
Convertible notes	25,643	33,973	25,643	33,973

Terms and conditions relating to the above financial instruments:

The chief entity has a $120,000,000 (2001 $120,000,000) long term finance facility. These borrowings are secured by a fixed and floating charge over all of the assets of the chief entity and 8 of its controlled entities.

Other secured borrowings are separately secured by a fixed and floating charge over assets in the Warner Bros. Movie World Joint Venture, the investment in the Sea World Property Trust and the Austereo Group Limited economic entity. The security for these borrowings is limited to the assets and undertakings of each particular operation. The lease liability is secured by a charge over the leased assets. Refer note 32(a)(ii) for additional information concerning finance lease terms and conditions.

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which have been disclosed partly as liabilities and partly as equity. These Perpetual Redeemable Income Debt Exchangeable for Stock^{SM} ('PRIDES^{SM}') are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class Preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class Preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class Preference shares will be issuable at $3.60 per share.

At the commencement of the year, 707,650 PRIDES remained issued by the Company. During the year ended 30 June 2002, 117,700 PRIDES were redeemed for cash. 589,950 PRIDES remained issued at the end of the year. The Company realised a profit of $2.823 million on the cash redemptions (2001: $0.8 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
17 PROVISIONS				
Current				
Employee entitlements	13,622	12,180	4,256	3,379
Dividends	25,715	41,542	25,640	41,380
Other	5,585	20,625	27	561
	44,922	74,347	29,923	45,320
Non-current				
Employee entitlements	4,404	3,709	-	-
Other	4,784	10,103	-	-
	9,188	13,812	-	-
Employee entitlement liabilities				
Provision for employee entitlements				
Current	13,622	12,180	4,256	3,379
Non-current	4,404	3,709	-	-
Aggregate employee entitlement liability	18,026	15,889	4,256	3,379

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
18 OTHER LIABILITIES				
Current				
Unearned revenue	6,239	4,431	-	-
Other liabilities	3,900	7,314	-	-
	10,139	11,745	-	-
Non-current				
Unearned revenue	73,130	65,212	-	-
Other liabilities	2,306	1,948	1,194	1,369
	75,436	67,160	1,194	1,369

Unearned revenue is partially offset by other current assets relating to film production.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
19 CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	124,147	125,290	124,147	125,290
A Class Preference shares	213,332	203,251	213,332	203,251
Other – ex-share premium account	594,525	594,526	594,525	594,526
	932,004	923,067	932,004	923,067
Convertible notes	14,866	14,866	14,866	14,866

Dividend rates on A Class Preference shares:

Non redeemable A Class Preference shares are entitled to a non-cumulative dividend in priority to all other classes of shares payable annually in respect of each financial year at the greater of 10.175 cents per share or 3 cents above all the dividends payable on each Ordinary share.

During the 2001 and 2002 years fully paid shares were issued as follows:

	CONSIDERATION		NUMBER OF SHARES	
	2002 $'000	2001 $'000	2002 '000	2001 '000
(a) Ordinary shares				
Beginning of the financial year	125,290	125,290	236,088	236,088
Share buyback:				
September 2001 at $2.63 to $4.13	(713)	-	(242)	-
January 2002 at $2.63 to $4.12	(430)	-	(143)	-
End of the financial year	124,147	125,290	235,703	236,088

	CONSIDERATION		NUMBER OF SHARES	
	2002 $'000	2001 $'000	2002 '000	2001 '000
19 CONTRIBUTED EQUITY CONTINUED				
(b) A Class Preference shares				
Beginning of the financial year	203,251	194,081	240,206	232,872
Executive Share Plan:				
March 2002 issued at $1.58	4,374	–	2,768	–
September 2001 issued at $1.52	260	–	171	–
January 2001 issued at $1.59	–	2,001	–	1,258
Dividend re-investment:				
November 2001 issued at $1.26	15,145	–	12,019	–
November 2000 issued at $1.27	–	8,075	–	6,358
Share buyback:				
January 2002 at $1.85 to $3.22	(4,959)	–	(1,655)	–
September 2001 at $1.85 to $3.37	(4,739)	–	(1,519)	–
December 2000 at $2.64 to $3.22	–	(906)	–	(282)
End of the financial year	213,332	203,251	251,990	240,206

Share buyback:

During the year, the Company bought back and cancelled 3,174,510 A Class Preference Shares at prices ranging from $1.85 to $3.37, and 384,600 Ordinary shares at prices ranging from $2.63 to $4.13, being original issue prices. These buybacks were in relation to the Executive Share Plan.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over Ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director.

2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004;
2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and
2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006.

All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

As at 30 June 2002, the details of outstanding options over Ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
20 RESERVES AND RETAINED PROFITS				
Foreign currency translation reserve				
The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations and on equity accounting of associates.				
Balance at beginning of year	45,315	3,303	3,822	12,274
Amount relating to translation of accounts & net investments	(58,678)	22,738	(2,312)	(8,452)
Transfer to Profit & Loss appropriation account	(249)	-	-	-
Reserves disposed of during the year	-	(3,540)	-	-
Post acquisition share of associates	(1,305)	22,814	-	-
Balance at end of year	(14,917)	45,315	1,510	3,822
Asset revaluation reserve				
The asset revaluation reserve is used to record increments and decrements in the value of non-current assets, primarily arising on equity accounting of associates. The reserve can only be used to pay dividends in limited circumstances.				
Balance at beginning of year	-	7,398	-	-
Reserves disposed of during the year	-	-	-	-
Post acquisition share of associates	-	-	-	-
Reserves reversed on adoption of revised accounting standard	-	(7,398)	-	-
Balance at end of year	-	-	-	-
Capital profits reserve				
The capital profits reserve is used to accumulate realised capital profits arising from the equity accounting of associates.				
Balance at beginning of year	(16)	22	-	-
Post acquisition share of associates	19	(38)	-	-
Balance at end of year	3	(16)	-	-
Total reserves	(14,914)	45,299	1,510	3,822
Retained profits				
Balance at the beginning of year	100,878	87,018	951,565	486,485
Net profit attributable to members of Village Roadshow Limited	51,101	55,079	20,538	506,299
Transfer from Foreign Currency Translation Reserve	249	-	-	-
Total available for appropriation	152,228	142,097	972,103	992,784
Dividends provided or paid	25,276	41,219	25,438	41,219
Balance at end of year	126,952	100,878	946,665	951,565
21 OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities				
Issued & paid up capital	125,947	135,746	-	-
Reserves	58	-	-	-
Profit & loss appropriation	16,696	5,418	-	-
	142,701	141,164	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
22 CONTINGENT LIABILITIES AND ASSETS				
(a) Contingent liabilities				
Estimated maximum amounts relating to:				
(i) Termination benefits under personal services agreements for Group executives and consultants	55,446	54,637	8,579	9,595
(ii) Bank guarantees for financial obligations				
(a) Guarantees for unsecured credit facilities of controlled entities	271	4,326	307	307
(b) Guarantees for financial undertaking of controlled entity	–	2,465	–	2,465
(iii) Corporate guarantees for financial obligations				
(a) Guarantees for secured credit facilities of associated entities	153,223	222,592	63,218	150,534
(b) Guarantees for unsecured credit facilities of associated entities	4,275	11,801	4,275	11,801
(c) Guarantees for operating equipment of associated entity	250	250	250	250
(iv) Bank guarantees for operating lease commitments				
(a) Guarantees for controlled entities	24,533	23,774	23,972	21,673
(b) Guarantees for associated entities	68	68	43	43
(c) Guarantees for joint ventures	441	441	–	–
(v) Several corporate guarantees for operating lease commitments				
(a) Guarantees for controlled entities	–	–	336,835	310,485
(b) Guarantees for associated entities	102,085	68,121	5,285	11,364
(c) Guarantees for joint ventures	–	–	382,525	283,242
(vi) Joint and several corporate guarantees for operating lease commitments for joint venture	–	–	780,034	609,501
(vii) Joint and several obligations for operating lease commitments of joint venture partners *	1,054,094	848,859	–	–
(viii) Other corporate guarantee commitments				
(a) Guarantees for performance of landlord's obligations to local authorities	–	1,150	–	1,150
(b) Guarantees in respect of partnership commitments	4,125	125	4,125	125
	1,398,811	1,238,609	1,609,448	1,412,535

* refer Note 22 (b) for corresponding amount reflecting the related contingent asset.

(ix) Claims

A non-judicial arbitration award was issued against Village Roadshow Pictures (USA) Inc ('VRP USA'), a non-core US subsidiary of Village Roadshow Limited ('VRL'), for approximately USD30.5 million (A$55.3 million), as detailed in an announcement to Australian Stock Exchange Ltd on 17 July 2002. The award is not binding on VRP USA until confirmed by the Superior Court of California. VRL understands that VRP USA will be opposing that confirmation and will be pursuing its various legal avenues of appeal. VRL believes the award, even if upheld against VRP USA, will not materially affect VRL's financial position.

A number of other claims have been lodged against the economic entity in relation to various matters, of which the economic entity's share is approximately $1.5 million. Liability is not admitted and the claims are being defended. The Directors believe that the potential losses, if any, arising from these claims are not able to be reliably measured at reporting date, and are not likely to be material.

22 CONTINGENT LIABILITIES AND ASSETS CONTINUED

(a) Contingent liabilities continued

(x) Other contingencies

As part of the financing arrangements for the Film Production division, the economic entity may be required to contribute a portion of the cumulative international Prints and Advertising expenditure relating to released films in the event that receipts from film exploitation are insufficient to meet third party investor repayment requirements. If subsequent receipts are sufficient, the economic entity will be repaid any such contributions. While such contributions and subsequent repayments are likely from time to time, based on the films released to 30 June 2002 and the continuation of its business by the division, the Directors do not believe that any material permanent difference will result from this arrangement. As further support for the calculations relating to the financial impact of ultimate film performances, the Company has obtained independent valuations from 3 parties, which support the above statement.

The Australian Taxation Office (ATO) is conducting a number of income tax audits of the economic entity. The Company has had discussions with the ATO and has provided the ATO with certain information that the ATO has requested. It is anticipated that the process will take at least a further two or three years to complete and may result in the issuing of amended assessments or other adjustments and/or the testing of the economic entity's position in the courts. Since September 1999, as part of this process, the ATO issued a number of assessments for the economic entity, totalling approximately $56.6 million. These assessments have been disputed. In principle agreement has been reached with the ATO pursuant to which it is anticipated that the disputed assessments will be settled without any significant taxation liability arising for the economic entity. In May 2001 a Position Paper was issued by the ATO on a separate matter proposing an adjustment increasing the 1994 taxable income for the economic entity with a tax effect (inclusive of culpability and late payment penalties) of up to $85.1 million. The ATO has recently indicated as an alternative to the above, it may also issue an assessment to cover the possibility that the relevant adjustment should be made to the 1993 taxable income for the economic entity in which case there is a tax effect of up to $110.1 million. The ATO's proposed adjustment is considered to be factually and legally flawed and is being vigorously contested in discussions with the ATO. Given the amount involved it is considered appropriate to disclose this matter even though the ATO has not issued any assessments at this time. The latest correspondence received from the ATO states that the assessments should issue in due course, and the Company advises that it is highly likely that the assessments will be issued in the December 2002 quarter. The economic entity is highly confident that it will be able to successfully challenge any such assessment. The taxation treatment proposed by the ATO could also have broader application. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the economic entity believes that it is making adequate provision for its taxation liabilities in its Financial Statements and is taking reasonable steps to address issues arising out of the tax audits. If such audits result in taxation liabilities significantly in excess of the economic entity's provisions, there could be a significant impact on the economic entity. Finally, it is noted that in the event that tax audit adjustments reduce tax losses which the economic entity has used and those adjustments impact subsidiaries of Austereo Group Limited, then the chief entity has provided an indemnity in favour of Austereo Group Limited.

(b) Contingent assets

In the event that any entity in the economic entity is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the economic entity has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners*	1,054,094	848,859	-	-

* refer Note 22(a) for corresponding amount reflecting the related contingent liability.

23 EXPENDITURE COMMITMENTS

(a) Finance leases

	CONSOLIDATED 2002 $'000	CONSOLIDATED 2001 $'000	VILLAGE ROADSHOW LIMITED 2002 $'000	VILLAGE ROADSHOW LIMITED 2001 $'000
Payable within 1 year	2,880	2,659	237	113
Payable between 1 and 5 years	9,389	10,035	49	259
Payable after 5 years	145	1,973	145	-
	12,414	14,667	431	372
Less future finance charges	(597)	(1,089)	(38)	(27)
Total finance lease liabilities	11,817	13,578	393	345

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
23 EXPENDITURE COMMITMENTS CONTINUED				
(b) Operating leases				
(i) Minimum lease payments				
Payable within 1 year	108,679	93,283	492	500
Payable between 1 and 5 years	412,785	344,385	1,969	2,000
Payable after 5 years	1,093,905	914,212	369	875
	1,615,369	1,351,880	2,830	3,375
(ii) Percentage based lease payments				
Payable within 1 year	1,803	3,549	–	–
Payable after 1 year	24,957	52,554	–	–
	26,760	56,103	–	–
Total operating lease commitments	1,642,129	1,407,983	2,830	3,375

Accounting standard AASB 1008: Leases applies to the estimated contingent rental commitments of the chief entity and the economic entity. This standard requires the reporting of liabilities under certain operating leases to pay Percentage Rent. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. A Revenue Share does not have a fixed Base Rent, the entire rental liability being determined by an express percentage of the total Gross Receipts.

Refer also to Note 31 for details of operating lease commitments relating to discontinuing operations.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
(c) Other expenditure commitments				
Estimated capital expenditure contracted for at balance date but not provided for				
Payable not later than one year				
Joint ventures	24,049	48,644	–	–
Associates	29,320	59,073	–	–
Other	13,249	27,583	–	–
	66,618	135,300	–	–
Payable later than one year but not later than five years				
Joint ventures	26,818	46,434	–	–
Associates	5,946	60,243	–	–
Other	–	2,769	–	–
	32,764	109,446	–	–

24 SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

25 REMUNERATION OF DIRECTORS

The names of Directors of the Chief Entity who have held office during the year are:

Directors at balance date: R.G. Kirby, J.R. Kirby, G.W. Burke, P.E. Foo, P.M. Harvie, W.J Conn, P.D. Jonson, D.B. Reardon

Resigned during the year: J.H. Beale

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities of which they are Directors or any related party:	18,034	16,407		
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party:			8,412	7,085

	VILLAGE ROADSHOW LIMITED	
	2002	2001
The number of Directors who derived the above aggregate income were within the following bands:		
$ 0 – $ 9,999	–	1
$ 10,000 – $ 19,999	–	1
$ 30,000 – $ 39,999	–	1
$ 50,000 – $ 59,999	1	–
$ 90,000 – $ 99,999	2	1
$ 130,000 – $ 139,999	–	1
$ 150,000 – $ 159,999	–	1
$ 180,000 – $ 189,999	1	–
$1,110,000 – $1,119,999	1	–
$1,120,000 – $1,129,999	–	1
$1,310,000 – $1,319,999	1	–
$1,490,000 – $1,499,999	1	–
$1,550,000 – $1,559,999	–	1
$1,720,000 – $1,729,999	–	1
$2,000,000 – $2,009,999	1	–
$2,060,000 – $2,069,999	1	–
$2,240,000 – $2,249,999	–	1

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
26 REMUNERATION OF EXECUTIVE OFFICERS				
Officers of the economic entity whose remuneration is $100,000 or more, from entities in the economic entity or a related party, in connection with the management of the affairs of the entities in the economic entity whether as an executive officer or otherwise.	24,322	24,690		
Remuneration received or due and receivable by executive officers of the Company whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any related party, whether as an executive officer or otherwise.			14,507	13,816

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002	2001	2002	2001
26 REMUNERATION OF EXECUTIVE OFFICERS CONTINUED				
The number of executives who derived the above aggregate income in excess of $100,000 were within the following bands:				
$ 110,000 – $ 119,999	1	1	–	–
$ 120,000 – $ 129,999	1	1	–	–
$ 130,000 – $ 139,999	4	3	–	–
$ 150,000 – $ 159,999	–	2	–	1
$ 160,000 – $ 169,999	3	1	2	–
$ 170,000 – $ 179,999	1	1	–	1
$ 180,000 – $ 189,999	1	3	–	1
$ 190,000 – $ 199,999	1	1	1	1
$ 200,000 – $ 209,999	1	1	1	–
$ 210,000 – $ 219,999	2	1	–	1
$ 220,000 – $ 229,999	2	1	2	–
$ 230,000 – $ 239,999	1	2	–	1
$ 240,000 – $ 249,999	2	–	–	–
$ 250,000 – $ 259,999	1	2	1	1
$ 260,000 – $ 269,999	1	2	–	2
$ 270,000 – $ 279,999	2	–	1	–
$ 280,000 – $ 289,999	2	2	–	–
$ 290,000 – $ 299,999	–	2	–	–
$ 300,000 – $ 309,999	–	1	–	–
$ 330,000 – $ 339,999	2	2	1	1
$ 340,000 – $ 349,999	2	3	1	–
$ 360,000 – $ 369,999	2	–	2	–
$ 370,000 – $ 379,999	–	2	–	2
$ 390,000 – $ 399,999	1	–	–	–
$ 420,000 – $ 429,999	–	1	–	1
$ 430,000 – $ 439,999	2	–	2	–
$ 490,000 – $ 499,999	–	–	1	–
$ 500,000 – $ 509,999	–	1	–	1
$ 510,000 – $ 519,999	1	–	1	–
$ 520,000 – $ 529,999	1	–	–	–
$ 530,000 – $ 539,999	–	2	–	1
$ 540,000 – $ 549,999	1	–	–	–
$ 600,000 – $ 609,999	1	–	–	–
$ 660,000 – $ 669,999	–	1	–	–
$ 700,000 – $ 709,999	1	–	–	–
$ 750,000 – $ 759,999	1	–	–	–
$ 800,000 – $ 809,999	–	1	–	1
$ 880,000 – $ 889,999	–	1	–	1
$ 960,000 – $ 969,999	–	1	–	1
$1,020,000 – $1,029,999	1	–	1	–
$1,110,000 – $1,119,999	1	–	–	–
$1,120,000 – $1,129,999	–	1	–	1
$1,130,000 – $1,139,999	–	1	–	–
$1,240,000 – $1,249,999	–	1	–	–
$1,310,000 – $1,319,999	1	–	1	–
$1,410,000 – $1,419,999	1	–	–	–
$1,490,000 – $1,499,999	1	–	1	–
$1,550,000 – $1,559,999	–	1	–	1
$1,630,000 – $1,639,999	1	–	1	–
$1,720,000 – $1,729,999	–	1	–	1
$2,000,000 – $2,009,999	1	–	1	–
$2,060,000 – $2,069,999	1	–	1	–
$2,190,000 – $2,199,999	–	1	–	–
$2,240,000 – $2,249,999	–	1	–	1

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
27 REMUNERATION OF AUDITORS				
Aggregate remuneration received or due and receivable by the auditors, directly or indirectly from the chief entity or any related entity, in connection with				
Chief entity auditor				
Auditing accounts	878	786	140	135
Other services [1]	906	1,769	–	–
Other auditors				
Auditing accounts	213	192	–	–
Other services [1]	275	116	–	–
	2,272	2,863	140	135
Dissection of Other Services [1]				
Tax	315	323	–	–
Corporate Finance	490	623	–	–
Advisory	240	788	–	–
Other	136	151	–	–
	1,181	1,885	–	–

[1] Other services for 2001 include $1.2 million relating to the restructuring and partial sale of the Austereo group, and the sale of the Staging Connections group, and for 2002 include $0.5 million relating to the potential restructuring of the Village Roadshow Pictures group.

28 EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company has sold its 50% interest in CGV Company Limited, the operator of the Korean cinema circuit. Net proceeds on sale (after local tax) of approximately A$135 million will result in a profit on sale of approximately A$90 million.

Additional disclosures relating to discontinuing operations are as follows:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
(i) Financial Performance Information				
Other Revenue (including Associate net profit/(loss))	11,070	6,907	–	–
Operating Profit from discontinuing operations before tax	11,070	6,907	–	–
(ii) Cash flow Information				
Net operating cash flows	5,475	3,556	–	–
Net investing cash flows	1,797	(4,327)	–	–
Net financing cash flows	–	–	–	–
Total net cash flows	7,272	(771)	–	–
(iii) Financial Position/Other Information				
Assets – carrying amount at balance date	44,129	32,565	–	–
Liabilities at balance date	–	–	–	–
Net assets at balance date	44,129	32,565	–	–
Net assets disposed of or written down	N/A	N/A	–	–
Selling Price of net assets disposed	N/A	N/A	–	–
Profit on disposal	N/A	N/A	–	–
Tax expense relating to disposal	N/A	N/A	–	–

29 BUSINESS UNDERTAKINGS

Interests in joint ventures:

Names and principal activities of joint ventures, the percentage interest held by entities in the economic entity and the contributions of those undertakings to results after tax -

	Business	% Owned	CONTRIBUTION TO OPERATING PROFIT AFTER TAX 2002 $'000	2001 $'000
Adelaide Nova / Palace	Cinema operator	25.00	128	98
Austereo / Simon Richards	Direct marketing	29.15	365	(219)
Australian Multiplex Cinemas	Multiplex cinema operators	33.33	8,822	8,610
Browns Plains Multiplex Cinemas	Multiplex cinema operators	25.00	41	1
Canberra FM Radio	Radio broadcasting	29.15	922	315
Carlton Nova / Palace	Cinema operator	25.00	516	372
Castle Towers Multiplex Cinemas	Multiplex cinema operators	25.00	962	809
Cathay Golden Village Distribution	Film distributor	25.00	1	49
Damodar Village Force Cinemas	Cinema operator	33.33	377	309
Damodar & VAGH Village Force Cinemas	Cinema operator	33.33	38	63
Data Sell Teleservices	Teleservices	23.32	-	(35)
Eye Shop	Mall advertising	29.15	(423)	(96)
Geelong Cinema	Cinema operator	50.00	(375)	(373)
Jam Factory Cinema	Cinema operator	50.00	411	266
Jam Factory Shopping Centre	Shopping centre	50.00	(329)	-
Luna/Palace Cinema	Cinema operator	25.00	180	58
MCM Entertainment	Music media	29.15	(16)	(174)
Morwell Multiplex Cinemas	Cinema operator	75.00	297	151
Movieline	Cinema ticket seller	33.33	(994)	(868)
Mt. Gravatt Multiplex Cinemas	Cinema operator	37.50	1,040	595
New Zealand Multiplex Cinemas	Cinema developer and lessor	50.00	-	(71)
Parramatta Cinemas	Cinema operator	50.00	(2,012)	(346)
Queen Street, New Zealand	Cinema operator	33.33	982	482
Rialto Cinemas	Cinema operator	25.00	145	31
Village Force Entertainment	Cinema operator	50.00	3,319	1,568
Village Force Hoyts Cinemas	Cinema operator	33.33	-	392
Village / GUO / BCC Cinemas	Cinema operator	50.00	2,186	1,111
Village / GUO / Victorian Multiplex Cinemas	Cinema operator	50.00	(98)	-
Village / Sali Cinemas Bendigo	Cinema operator	50.00	527	296
Village Anderson Cinemas	Cinema operator	50.00	706	483
Village Palace Cinemas	Cinema operator	50.00	134	394
Village Warrnambool Cinemas	Cinema operators	50.00	207	119
Warner Bros. Movie World Holdings	Theme park, Queensland	33.33	3,587	1,894
Warner Village Cinema Operating Assets	Property owner/lessor	50.00	(1,241)	(2,559)
Warner Village Cinema Properties	Property owner/lessor	50.00	(1,706)	(5,357)
Warner Village Exhibition Operating Assets	Property owner/lessor	49.99	526	(80)
Warner Village Exhibition Properties	Property owner/lessor	49.99	(3,975)	(4,743)
			15,250	3,545

	CONSOLIDATED	
	2002 $'000	2001 $'000
29 BUSINESS UNDERTAKINGS CONTINUED		
Aggregate share of assets in joint ventures		
Current assets:		
Cash	8,645	8,529
Receivables	11,805	12,584
Inventories	759	596
Other	4,690	4,733
Non-current assets:		
Property, plant & equipment	260,025	249,984
Radio licence	8,961	8,916
Receivables	178,544	167,582
Other	25,307	22,331
	498,736	475,255

30 SEGMENT REPORTING

(a) Reporting by business segments[1] – continuing operations

(Notes: refer page 70)

	EXHIBITION		THEME PARKS		RADIO	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Amounts including specific items[2]						
Revenue from external customers	414,110	280,995	13,762	15,058	254,372	257,021
Share of associates net profit/(loss)	(7,707)	16,228	10,319	8,119	140	–
Total segment revenue	406,403	297,223	24,081	23,177	254,512	257,021
Segment result	23,836	(104,587)	15,941	13,358	80,518	91,880
Income tax revenue/(expense)						
Net profit						
Profit attributed to outside equity interest						
Net profit attributable to members						
Depreciation and amortisation expense	42,437	*	3,328	*	8,604	*
Non-cash expenses other than depreciation	1,122	*	726	*	666	*
Segment assets	816,073	812,254	106,079	84,800	561,009	553,287
Discontinuing assets						
Total assets						
Segment liabilities	132,440	*	414	*	52,503	*
Discontinuing liabilities						
Total liabilities						
Investments in associates included in segment assets	240,879	*	65,236	*	6,398	*
Acquisition of property, plant & equipment and intangible assets	88,033	*	7,581	*	10,665	*
Amounts excluding specific items[2]						
Revenue from external customers	414,110	280,995	13,762	15,058	254,372	257,021
Share of associates net profit/(loss)	(7,707)	8,527	10,319	8,119	140	–
Total segment revenue	406,403	289,522	24,081	23,177	254,512	257,021
Segment result	46,965	(4,372)	15,941	14,867	80,518	89,493
Income tax revenue/(expense)						
Net profit excluding significant items						
Profit attributed to outside equity interest						
Net profit excluding significant items attributable to members						

PRODUCTION		DISTRIBUTION		UNALLOCATED		TOTAL	
2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
57,477	131,852	–	–	55,113	383,012	794,834	1,067,938
–	–	2,222	1,908	–	242	4,974	26,497
57,477	131,852	2,222	1,908	55,113	383,254	799,808	1,094,435
18,579	28,770	2,222	1,908	(31,681)	119,560	109,415	150,889
						(29,971)	(23,110)
						79,444	127,779
						24,239	5,418
						55,205	122,361
568	*	–	*	4,037	*	58,974	*
(1,252)	*	–	*	2,537	*	3,799	*
27,263	117,498	54,351	45,520	584,933	441,841	2,149,708	2,055,200
						41,649	61,018
						2,191,357	2,116,218
121,495	*	–	*	666,093	*	972,945	*
						16,803	*
						989,748	*
–	*	19,667	*	153	*	332,333	*
1,483	*	–	*	9,604	*	117,366	*
57,477	131,852	–	–	43,360	68,104	783,081	753,030
–	–	2,222	1,908	–	242	4,974	18,796
57,477	131,852	2,222	1,908	43,360	68,346	788,055	771,826
18,579	35,552	2,222	1,908	(39,362)	(36,027)	124,863	101,421
						(29,971)	(23,110)
						94,892	78,311
						21,492	5,418
						73,400	72,893

30 SEGMENT REPORTING CONTINUED

(b) Reporting by geographic segments[1] – continuing operations

	AUSTRALIA		USA		BRITISH VIRGIN ISLANDS		NEW ZEALAND	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Amounts including specific items[2]								
Revenue from external customers	460,807	438,477	617	1,699	54,325	114,322	22,406	18,282
Share of associates net profit/(loss)	12,479	11,754	–	–	–	–	217	30
Total segment revenue	473,286	450,231	617	1,699	54,325	114,322	22,623	18,312
Segment assets	905,797	894,449	5,849	5,735	15,987	76,819	26,912	30,744
Discontinuing assets								
Total assets								
Acquisition of property, plant & equipment and intangible assets	45,116	*	21	*	1,437	*	674	*
Amounts excluding specific items[2]								
Revenue from external customers	460,807	438,477	617	1,699	54,325	114,322	22,406	18,282
Share of associates net profit/(loss)	12,479	11,754	–	–	–	–	217	30
Total segment revenue	473,286	450,231	617	1,699	54,325	114,322	22,623	18,312

* it is not practicable to obtain comparative amounts for disclosures required for the first time on initial adoption of AASB 1005 Segment Reporting

Notes (for business and geographic segment reporting):

[1] The revised AASB1005 Segment Reporting first applicable 30 June 2002 requires entities to present business and geographic segment information in the same manner as this information is reported internally. Consequently, certain 2001 comparative items have been re-stated, including Leisure and Greece/Singapore Distribution business unit results now combined with Exhibition, and Australian and NZ Distribution results now separately reported as Distribution. In addition, the definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of:

- Segment Revenue: interest revenue, proceeds on disposal of assets.
- Segment Result: interest revenue & expense, profit/loss on disposal of assets.
- Segment Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
- Segment Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

[2] All of the above figures relate to Continuing Operations only, other than as separately disclosed for assets & liabilities.

	ASIA		SOUTH AMERICA		EUROPE		UNALLOCATED		TOTAL	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
	(1,380)	7,020	–	(477)	208,269	113,304	49,790	375,311	794,834	1,067,938
	12,553	10,238	(20,997)	(5,355)	328	9,882	394	(52)	4,974	26,497
	11,173	17,258	(20,997)	(5,832)	208,597	123,186	50,184	375,259	799,808	1,094,435
	74,311	81,973	26,227	72,167	536,283	448,248	558,342	445,065	2,149,708	2,055,200
									41,649	61,018
									2,191,357	2,116,218
	23	*	–	*	70,095	*	–	*	117,366	*
	(1,380)	7,020	–	(477)	208,269	113,304	38,037	60,403	783,081	753,030
	12,553	10,238	(20,997)	(5,355)	328	2,181	394	(52)	4,974	18,796
	11,173	17,258	(20,997)	(5,832)	208,597	115,485	38,431	60,351	788,055	771,826

31 DISCONTINUING OPERATIONS

During the year ended 30 June 2002, the economic entity progressed its restructuring program by selling its cinema operations in Malaysia, Thailand and India. Therefore, the results of these operations have been classified as discontinuing for both the current and previous corresponding periods, in accordance with AASB 1042: Discontinuing Operations. Residual activity for the operations which were discontinued in prior periods is also disclosed below. The results of the discontinuing cinema operations are included in the Exhibition business segment and the European and Asian geographical segments, and the results of the discontinuing production operations are included in the Production business segment and the Australian and USA geographical segments. These disposals and cessation of activity are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	THAILAND	INDIA	GERMANY	AUSTRIA
	2002 $'000	2002 $'000	2002 $'000	2002 $'000
(i) Financial Performance Information				
Sales revenue	–	–	–	11,383
Other revenue	21,542	3,276	1,709	114
Interest expense	–	–	–	1
Other expenses	24,715	2,925	2,299	14,133
Operating profit/(loss) from discontinuing operations before tax	(3,173)	351	(590)	(2,637)
(ii) Cash flow Information				
The consolidated net cash flows of the discontinuing operation during the reporting period were as follows:				
Net operating cash flows	(150)	–	(1,897)	(2,883)
Net investing cash flows	7,650	–	(4,179)	–
Net financing cash flows	588	–	–	2,947
Total net cash flows	8,088	–	(6,076)	64
(iii) Financial Position/Other Information				
Assets – carrying amount at balance date	11,766	3,000	20,104	1,800
Liabilities at balance date	–	100	8,819	3,871
Net assets at balance date	11,766	2,900	11,285	(2,071)
Net assets disposed of or written down	23,438	2,773	–	–
Selling price of net assets disposed	19,416	3,000	–	–
Profit/(Loss) on disposal/write down of net assets	(4,022)	227	–	–
Tax expense/(credit) relating to disposal/write down of net assets	–	–	–	–

(iv) Expenditure commitments

Operating leases – minimum lease payments

Payable within 1 year

Payable between 1 and 5 years

Payable after 5 years

SWITZERLAND 2002 $'000	HUNGARY 2002 $'000	FRANCE 2002 $'000	MALAYSIA 2002 $'000	TOTAL EXHIBITION 2002 $'000	PRODUCTION 2002 $'000	TOTAL GROUP 2002 $'000
–	–	–	–	11,383	–	11,383
107	–	538	–	27,286	1,885	29,171
–	–	–	–	1	21	22
(58)	–	572	(350)	44,236	400	44,636
165	–	(34)	350	(5,568)	1,464	(4,104)
–	–	–	–	(4,930)	(598)	(5,528)
–	–	–	650	4,121	–	4,121
–	–	–	–	3,535	–	3,535
–	–	–	650	2,726	(598)	2,128
–	–	–	4,979	41,649	–	41,649
–	–	–	–	12,790	4,013	16,803
–	–	–	4,979	28,859	(4,013)	24,846
–	–	–	6,031	32,242	(1,464)	30,778
–	–	–	6,381	28,797	–	28,797
–	–	–	350	(3,445)	1,464	(1,981)
–	–	–	–	–	–	–
						3,964
						15,856
						61,215
						81,035

31 DISCONTINUING OPERATIONS CONTINUED

	THAILAND	INDIA	GERMANY	AUSTRIA
	2001 $'000	2001 $'000	2001 $'000	2001 $'000
(i) Financial Performance Information				
Sales revenue	-	-	18,151	10,509
Other revenue (including assoc. profits/(losses))	766	219	955	102
Interest expense	-	-	102	18
Other expenses	122	122	52,255	26,052
Operating profit/(loss) from discontinuing operations before tax	644	97	(33,251)	(15,459)
(ii) Cash flow Information				
The consolidated net cash flows of the discontinuing operation during the reporting period were as follows:				
Net operating cash flows	(27)	-	4,068	(4,610)
Net investing cash flows	-	(987)	(3,149)	-
Net financing cash flows	572	-	1,479	1,567
Total net cash flows	545	(987)	2,398	(3,043)
(iii) Financial Position/Other Information				
Assets - carrying amount at balance date	26,143	2,714	24,464	-
Liabilities at balance date	1,369	-	12,486	2,680
Net assets at balance date	24,774	2,714	11,978	(2,680)
Net assets disposed of or written down	-	-	57,184	13,531
Selling price of net assets disposed	-	-	27,973	-
Profit/(loss) on disposal/write down of net assets	-	-	(29,211)	(13,531)
Tax expense/(credit) relating to disposal/write down of net assets	-	-	-	-

(iv) Expenditure commitments

Operating leases - minimum lease payments

Payable within 1 year

Payable between 1 and 5 years

Payable after 5 years

SWITZERLAND 2001 $'000	HUNGARY 2001 $'000	FRANCE 2001 $'000	MALAYSIA 2001 $'000	TOTAL EXHIBITION 2001 $'000	PRODUCTION 2001 $'000	TOTAL GROUP 2001 $'000
10,683	–	8,762	–	48,105	488	48,593
5,512	8,802	7,889	–	24,245	191	24,436
38	175	753	–	1,086	–	1,086
19,131	10,893	10,082	2,000	120,657	18,568	139,225
(2,974)	(2,266)	5,816	(2,000)	(49,393)	(17,889)	(67,282)
(4,096)	1,659	2,078	–	(928)	1,792	864
13,376	8,929	14,446	–	32,615	–	32,615
(10,129)	(13,895)	(16,844)	–	(37,250)	–	(37,250)
(849)	(3,307)	(320)	–	(5,563)	1,792	(3,771)
–	–	13	6,000	59,334	1,684	61,018
–	–	–	–	16,535	9,366	25,901
–	–	13	6,000	42,799	(7,682)	35,117
13,575	10,231	32,549	2,000	129,070	17,889	146,959
13,264	7,021	40,576	–	88,834	–	88,834
(311)	(3,210)	8,027	(2,000)	(40,236)	(17,889)	(58,125)
–	–	–	–	–	–	–
						4,904
						19,616
						112,192
						136,712

32 FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The economic entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables – trade debtors

Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Credit sales are normally settled on 30 day terms.

Receivables – associated entities and other advances

Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the Statement of Financial Performance on an accrual basis.

Secured and unsecured advances

Secured and unsecured advances are shown at cost. Interest, when charged, is recognised in the Statement of Financial Performance on an accrual basis.

(ii) Financial liabilities

Trade and sundry creditors

Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the economic entity and are normally settled on 30 day terms.

Accounts payable – associated and other entities

Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the Statement of Financial Performance on an accrual basis.

Secured and unsecured borrowings

Borrowings are carried at the principal amount. Interest is recognised in the Statement of Financial Performance on an accrual basis. Bank loans are repayable either monthly, quarterly or bi-annually with terms ranging from less than one year to five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps in the unrecognised financial instruments section below. Details of security over bank loans is set out in Note 16.

Provision for dividends

Dividends payable represents provision for a final dividend of Nil cents (2001: 7.175 cents franked to 2.817 cents) per Ordinary share and 10.175 cents franked to 9.205 cents (2001: 10.175 cents franked to 3.995 cents) per A Class Preference share for the financial year ended 30 June 2002.

Convertible Notes

Refer Note 16 for details in relation to convertible notes issued by the chief entity.

Finance lease liabilities

Finance lease liabilities are accounted for in accordance with AASB 1008. As at balance date, the economic entity had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 7% p.a.

(iii) Equity

Ordinary shares

From 1 July 1998, Ordinary share capital has been recognised at the issue value of the shares. Prior to that date, Ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Ordinary shares at balance date are set out in Note 19.

Preference shares

From 1 July 1998, Preference share capital has been recognised at the issue value of the shares. Prior to that date, Preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued are set out in Note 19.

Unrecognised Financial Instruments

Interest rate swaps

The economic entity enters into interest rate swap or hedge agreements that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates. The swaps are entered into with the objectives of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Interest rate swaps are not recognised in the financial statements.

At balance date, various entities within the economic entity had entered into interest rate swaps on debts totalling $157.4 million. These swaps covered approximately 57% of total borrowings of the economic entity drawdown at balance date. The majority of the swaps mature in the short to medium term.

32 FINANCIAL INSTRUMENTS CONTINUED

(b) Interest rate risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

FINANCIAL INSTRUMENTS	FLOATING INTEREST RATE		FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS		OVER 1 TO 5 YEARS		MORE THAN 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER THE BALANCE SHEET		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 %	2001 %
(i) Financial assets														
Cash	265,661	303,294	–	–	–	–	–	–	–	–	265,661	303,294	5.15%	5.00%
Receivables – trade debtors	–	–	–	–	–	–	–	–	143,220	201,846	143,220	201,846	N/A	N/A
Receivables – associated entities and other current advances	–	–	–	–	–	–	–	–	216,798	163,376	216,798	163,376	N/A	N/A
Secured advances	35,200	41,419	–	–	–	–	–	–	–	–	35,200	41,419	5.00%	5.00%
Unsecured advances	–	–	–	–	–	–	–	–	164,550	84,544	164,550	84,544	N/A	N/A
Total financial assets	300,861	344,713	–	–	–	–	–	–	524,568	449,766	825,429	794,479		
(ii) Financial liabilities														
Trade and sundry creditors	–	–	–	–	–	–	–	–	181,027	222,487	181,027	222,487	N/A	N/A
Accounts payable – associated and other entities	–	–	–	–	–	–	–	–	273,626	82,753	273,626	82,753	N/A	N/A
Secured and unsecured borrowings	116,575	208,009	57,425	96,600	100,000	–	–	–	–	–	274,000	304,609	6.14%	7.98%
Convertible notes	–	–	–	–	25,643	33,973	–	–	–	–	25,643	33,973	6.43%	6.43%
Provision for dividends	–	–	–	–	–	–	–	–	25,715	41,542	25,715	41,542	N/A	N/A
Finance lease liabilities	–	–	2,582	2,241	9,235	11,337	–	–	–	–	11,817	13,578	7.03%	7.03%
Interest rate swaps	–	–	–	–	–	–	–	–	–	–	*	*	N/A	N/A
Total financial liabilities	116,575	208,009	60,007	98,841	134,878	45,310	–	–	480,368	346,782	791,828	698,942		

N/A – not applicable for non-interest bearing financial instruments.

* not applicable since these financial instruments are not recognised in the financial statements

32 FINANCIAL INSTRUMENTS CONTINUED

(c) Net fair values

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows.

	TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		AGGREGATE NET FAIR VALUE	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Financial assets				
Cash	265,661	303,294	265,661	303,294
Receivables – trade debtors	143,220	201,846	143,220	201,846
Receivables – associated entities and other advances	216,798	163,376	162,518	122,471
Secured advances	35,200	41,419	26,387	33,533
Unsecured advances	164,550	84,544	164,550	84,544
Total financial assets	825,429	794,479	762,336	745,688
Financial liabilities				
Trade and sundry creditors	181,027	222,487	181,027	222,487
Accounts payable – associated and other entities	273,626	82,753	273,626	82,753
Secured and unsecured borrowings	274,000	304,609	252,470	253,310
Convertible notes	25,643	33,973	21,338	25,467
Dividends payable	25,715	41,542	25,715	41,542
Finance lease liabilities	11,817	13,578	10,016	11,280
Interest rate swaps	*	*	(2,099)	(1,801)
Total financial liabilities	791,828	698,942	762,093	635,038

* not applicable since financial instruments are not recognised in the financial statements.

Receivables from associated entities and other advances, and secured advances, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term deposits

The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable – current

The carrying amount approximates fair value because of short-term maturity.

Receivables – non-current

The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Dividends payable

The carrying amount approximates fair value.

Borrowings – current

The carrying amount approximates fair value because of short-term maturity.

Borrowings – non-current

The fair values of non-current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Unrecognised financial instruments

Interest rate swaps

The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

32 FINANCIAL INSTRUMENTS CONTINUED

(d) Credit risk exposures

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is as follows:

Interest rate swap contracts – limited to the net fair value of the swap agreements at balance date, being a liability of $2.1 million.

Concentrations of credit risk

The Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. However, the majority of customers are concentrated in Australia. Refer also to Note 30 – Segment reporting.

Concentrations of credit risk on trade accounts receivable arise in the following industries:

Industry segment	PERCENTAGE OF TOTAL TRADE DEBTORS 2002 %	CONSOLIDATED TOTAL BALANCE 2002 $'000
Exhibition	46	65,440
Theme parks	1	1,597
Radio	39	55,602
Production	4	5,774
Distribution	–	–
Other	10	14,807
	100	143,220

Credit risk in trade receivables is managed in the following ways:

- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

33 RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) Immediate Parent Entity

Immediate parent entity is Village Roadshow Corporation Limited which is incorporated in Australia. The ultimate parent entity is Kirby's Investments Pty. Limited which is incorporated in Australia.

Village Roadshow Corporation Limited received a partially franked dividend of $8,023,072 (2001 $8,023,072) on Ordinary shares and $703 (2001 $703) on A Class Preference shares from the Company. In addition, First Gatoom Pty Limited, as Trustee of the Kirby Capital Growth Trust, received a partially franked dividend of $30,525 (2001 $30,525) on A Class Preference shares from the Company.

(b) Controlled entities

The Company and Austereo Group Limited have entered into an intercompany agreement for the provision of corporate services that will maintain the relationship between Village Roadshow and Austereo in a manner that is consistent in all material respects with past practices. The results of the economic entity for the period include an amount of $250,000 (2001 $83,333) received by the Company in respect of this agreement.

33 RELATED PARTY TRANSACTIONS CONTINUED

(c) Associated entities

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year: (material amounts have been separately identified)

	CONSOLIDATED	
	2002 $'000	2001 $'000
Dividend and trust distribution revenue:		
Roadshow Unit Trust	3,466	4,916
Sea World Property Trust	8,372	5,398
	11,838	10,314
Interest revenue:		
Warner Village Investments Limited	9,536	10,452
Other	694	2,290
	10,230	12,742
Management & service fee revenue:		
CGV Company Limited	6,831	5,223
Other	9,096	7,869
	15,927	13,092
Commissions & fee revenue	75	1,345
Royalty revenue	–	–
Radio advertising charges	5,828	4,442
Borrowing costs paid	950	262

(d) Transactions with Directors and Director-related entities

The names and remuneration of Directors is disclosed in Note 25.

Directors' relevant interests in shares and options of the Company and related bodies corporate as at the date of the report were as follows:

	VILLAGE ROADSHOW CORPORATION LIMITED		VILLAGE ROADSHOW LIMITED		AUSTEREO GROUP LIMITED
	Ordinary	Preference	Ordinary	Preference	Ordinary
Robert G. Kirby	2,049,530	4,059	111,920,817	407,073	251,562,594
John R. Kirby	2,053,851	4,359	111,819,817	306,906	251,562,594
Graham W. Burke	68,933	1,746	2,400	1,390,400	–
Peter M. Harvie	250	–	274,140	248,480	1,030,001
William J. Conn	–	–	191,563	1,153,019	–
Peter D. Jonson	–	–	10,000	33,236	–
D. Barry Reardon	–	–	10,000	8,552	–

With the exception of 5,001 Ordinary shares in Austereo Group Limited, all shares owned by P.M. Harvie are held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan. Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 19.

W.J. Conn and his Director-related entities received unfranked dividends of $4,510 (2001 $4,510) on Ordinary shares and $1,464 (2001 $1,021) on A Class Preference shares which were reinvested in the Company's Dividend Reinvestment Plan for 4,742 A Class Preference shares (2000 4,354 A Class Preference shares) at $1.26 per share (2001 $1.27).

At the end of the financial year loans to P.M. Harvie relating to the Executive Share Plan, Executive and Employee Option Scheme and the Austereo Group Limited Share Plan amounted to $3,477,466 (2001 $3,421,186) and dividends of $114,652 (2001 $44,952) were received in payment of interest due and for capital repayment.

33 RELATED PARTY TRANSACTIONS CONTINUED

(d) Transactions with Directors and Director-related entities continued

Messrs R.G. Kirby, J.R. Kirby and G.W. Burke each had an economic interest of 8.33% in Penfold Buscombe Limited as at 30 June 2002. Penfold Buscombe Limited acquired the assets of Buscombe Limited in the year ended 30 June 2002, and Buscombe Limited acquired the assets of Prestige Plates Pty. Limited in the year ended 30 June 2001. A total of $1,688,716 was paid to Penfold Buscombe Limited and Buscombe Limited (2001 $1,367,909 paid to Buscombe Limited and $45,204 paid to Prestige Plates Pty Limited) for printing and stationery services provided to the economic entity. As detailed in the Corporate Governance Statement, all purchases of major consumables are obtained by a periodic competitive tendering process.

A trust distribution and fees of $2,047,705 (2001 $2,402,417) were paid by Roadshow Unit Trust, a controlled entity of Roadshow Distributors Pty. Limited, to Mr G W Burke, a Director of the Trust, in his capacity as a unitholder. Mr. G.W. Burke has held this unitholding in the Roadshow Unit Trust since prior to the listing of the Village Roadshow Limited group.

During the year 1,864,124 A Class Preference shares at a market value of $2,937,469 (2001 733,333 shares at $1,165,999 value) in the chief entity were issued under the Executive Share Plan to C. Antonopolous, G. Basser, S. Boxer, T. Carroll, K. Darivakis, C. Gallaher, P. Garner, J. Iozzi, C. Johnstone, S. Kappen, P. Leggo, G. Livery, S. Phillipson, J. Raffe and K. Senior for $1.52 and $1.58 per share, who are Directors of controlled entities of the chief entity, which amounts were funded by loans totalling $2,949,223 (2001 $1,170,664).

During the year no Ordinary shares in Austereo Group Limited were issued under the Austereo Group Limited Executive Share Plan and Loan Facility to Directors of controlled entities of the Company (2001 2,575,000 Ordinary shares at a market value of $4,763,750 funded by loans totalling $4,782,571).

As at the end of the financial year, total loans to executives who were Directors of controlled entities of the Company at the time of the granting of the loans, in relation to the Executive Share Plan, the Executive and Employee Option Plan and the Austereo Group Limited Executive Share Plans were $19,345,878 (2001 $20,069,932).

Under the terms of the Executive and Employee Option Plan loan facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan loan facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan and Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Reimbursement of rental and vehicle expenses of $41,850 (2001 $41,600) was made to Vinden Lodge Pty. Limited, a company in which P.E. Foo has a significant interest.

(e) Material Contracts with Other Executives

B. Berman, the Chairman and Chief Executive Officer of the Group's film production activities, is entitled while he works for the Group to a bonus equal to 2.5% (2001 15%) of the Group's adjusted film production profits, capped at a maximum of US$750,000 per annum, as part of the remuneration for his employment. If Village Roadshow Pictures is floated or sold during the employment of Mr. Berman, he will be entitled to 2.5% of the equity (at no cost) or sales proceeds, respectively.

(f) Other Material Contracts

A 7.5% film production profit share currently accrues to P.A. Ziegler and his directly related entities.

34 EMPLOYEES

The number of full-time equivalents employed as at 30 June 2002 is 1,636.

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors

(a) *the financial statements and notes of the Company and of the Consolidated Entity are in* accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Graham Burke

G.W. Burke
Director

Melbourne, 20 September 2002

To the members of Village Roadshow Limited

SCOPE

We have audited the financial report of Village Roadshow Limited for the financial year ended 30 June 2002, as set out on pages 30 to 82, including the Directors' Declaration. The financial report includes the financial statements of Village Roadshow Limited, and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at year's end or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Village Roadshow Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

P.I. Buzzard
Partner, Melbourne

20 September 2002

Village Roadshow Limited

ABN 43 010 672 054

Additional Information 2002

CONTENTS

INTRODUCTION

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Australia ('A GAAP'), which differ in certain respects from accounting principles generally accepted in the United States of America ('US GAAP'). The following is a summary of the significant differences between A GAAP and US GAAP that may affect the Company's consolidated operating profit after tax and shareholders' equity for the periods presented. No attempt has been made to identify disclosures, presentation or classification differences that could affect the manner in which transactions and events are presented in the consolidated financial statements of the Company.

A principal difference between the Company's results calculated under A GAAP as compared to US GAAP used to arise from the different treatment of deferred expenditure by the Company and its associated entities. This difference and other differences outlined below were timing differences, as the Company used to amortise such expenditure over time, and there was no cash flow effect. As described in Note 2 below, under US GAAP these expenditures were recognised as incurred.

Effective from 1 July 2000, the Company changed its accounting policy to immediately write-off costs previously deferred and amortised, therefore the A GAAP treatment is now the same as the US GAAP treatment.

NOTES ACCOMPANYING US GAAP RECONCILIATION

1.Amortisation of Radio Licences

A GAAP requires amortisation of the depreciable amount of radio licences. The Directors have determined that the depreciable amount is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. The depreciable amount is being amortised over a period of 20 years for the purposes of A GAAP. Under US GAAP, radio licences are systematically amortised over their estimated period of benefit, which must not exceed forty years.

2.Deferred Expenditure

Under A GAAP, where the benefits of expenditure are attributable to future years, that expenditure can be capitalised and amortised over the expected period of benefit. The Company's Statement of Financial Position used to contain capitalised expenditure which primarily related to the development of new cinema exhibition sites. When each site became operational, these costs were amortised on a straight line basis over a period of five years.

Under US GAAP, these costs would be considered as start up costs and expensed as incurred. The net difference between A GAAP and US GAAP in any one year is the difference between costs capitalised in the period and amortisation expense on previously capitalised amounts.

Effective from 1 July 2000, the Company changed its accounting policy to immediately write-off costs previously deferred and amortised, therefore the A GAAP treatment is now the same as the US GAAP treatment. All prior year adjustments were reversed in the 2000/2001 US GAAP reconciliation.

3.Equity Accounting

Prior to 1 July 1997 under A GAAP, investments in incorporated associate entities were carried at cost in the consolidated statement of financial position and only dividends declared from these entities were recognised in the consolidated statement of financial performance.

Under US GAAP, equity accounting is used to account for investments in interests where the investor has significant influence over the investee. These adjustments include US GAAP adjustments within the associate entities' own accounts.

Effective 1 July 1997, equity accounting has been adopted by the Company using A GAAP principles. The main impact of this change under US GAAP equity accounting used to be the treatment of deferred expenditure in the associate entities' statement of financial performance. Most associate entities used to capitalise start up costs as described in Note 2 above, however this has been changed to write-off these costs effective from 1 July 2000.

In prior years, US GAAP and A GAAP equity accounting results also differed due to the treatment of operating leases of associates. As outlined in Note 5 below, under US GAAP, the application of the lease classification rules results in the capitalisation of some of these leases, resulting in a difference between the share of associates' profit or loss and equity carrying value under A GAAP and US GAAP.

A further difference between US GAAP and A GAAP equity accounting at 30 June 2002 relates to the treatment of an associate which was previously owned by a common controlled entity. Prior to 1992, a majority of the company's shares were owned by Village Roadshow Corporation Limited ('VRC'). During that period, the company acquired interests in certain businesses from VRC. Under A GAAP, the acquisition resulted in goodwill being recorded in the books of the Company representing the difference between the carrying value of the assets acquired and the purchase consideration. Under US GAAP, no goodwill would have been recorded as the acquisitions represented a transfer between entities under common control. Accordingly, the acquired businesses would have been transferred to the Company at their carrying amounts in the accounts of VRC and not at fair value. The resulting goodwill which is being amortised under A GAAP by the Company has been reversed for US GAAP purposes.

4.Acquisition Accounting

The Company amortises goodwill over twenty years in accordance with A GAAP. Under US GAAP, this amortisation period would be forty years.

5.Lease Accounting

The Company has numerous leases over properties which it classifies as operating leases and are therefore not reflected in the Company's Statement of Financial Position. This treatment is in accordance with A GAAP under which leases are only recorded in the Statement of Financial Position where the lessee enjoys substantially all the risks and benefits of ownership associated with the leased asset, and the expense in the Statement of Financial Performance reflects the amount paid or due and payable in the period. Under US GAAP, the application of the lease classification rules results in the capitalisation of some of these leases. In the earlier years of the lease this results in a reduction of the Company's profit as interest and amortisation charges exceed the lease payments. As the lease reaches maturity, this effect will reverse.

6.Interest Capitalisation

Up to 30 June 1998, under A GAAP, interest was capitalised on deferred expenditure including constructed assets. Under US GAAP, only interest on constructed assets should be capitalised. From 1 July 1998, both A GAAP and US GAAP interest capitalisation calculations have been based on constructed assets only.

7.US GAAP Adjusted Tax Expense

Under A GAAP, the expected benefits arising from the utilisation of tax losses are only taken up where the benefits are virtually certain of being realised. Under US GAAP, the expected benefit of the loss is taken up at the time that they become more likely than not to be realised. The Company has a mix of booked and unbooked tax losses which has reduced the overall group tax expense. Under US GAAP, this reduction would have been booked in earlier years on the actual incurring of the loss.

8.Provision for Dividends

Under A GAAP, dividends are provided for in the period to which they relate. Under US GAAP, dividends are not recorded until formally declared. For US GAAP purposes, the 30 June dividend provision has been reversed, as the dividends are not formally declared until subsequent to 30 June.

9.Stock based Compensation

In accordance with the rules of the Village Roadshow Limited Executive and Employee Option Plan, free options were issued from time to time to certain executives of the Company. Under A GAAP, no expense is recorded in the books of the Company. Under US GAAP, the issuance of options to an employee is considered to be stock based compensation and either the intrinsic or fair value of the award must be recognised in the accounts as an expense.

The Company has adopted the intrinsic value method. Given that the option price is the same as the fair value of related shares at the date the options are granted, no expense is recorded in the accounts of the Company.

The economic entity makes certain loans to executives to enable those executives to purchase shares and exercise the options. Under A GAAP, these loans are recorded as a receivable, whereas under US GAAP, the loans would be a deduction from shareholders' equity.

10. Convertible Debt

During the year ended 30 June 1998 the Company issued convertible debt securities which in accordance with A GAAP were disclosed partly as liabilities and partly as equity. Under US GAAP, convertible debt is disclosed as a liability and any costs netted against equity are required to be amortised over the life of the option to convert from debt to equity.

11. Earnings per Share ('EPS')

Basic and diluted EPS are presented under US GAAP using the two class method. Additionally, to determine diluted EPS, the treasury stock method is applied to calculate the dilutive effect of options.

RECONCILIATION TO US GAAP

Set forth below are reconciliations to US GAAP of the Company's operating profit after tax and shareholders' equity for the last two financial years.

	Notes	30 June 2002 A$ million	30 June 2001 A$ million
Profit & Loss			
Operating Profit after tax and Outside Equity Interests as reported under A GAAP		51.1	55.1
US GAAP adjustments			
Amortisation of radio licences	1	(10.4)	(10.5)
Deferred Expenditure	2	-	61.2
Equity Accounting	3	7.8	1.4
Acquisition accounting	4	2.2	1.7
Lease accounting	5	(8.0)	(1.5)
Interest capitalisation	6	-	(1.9)
Convertible notes	10	(0.1)	(0.1)
Deferred Tax	7	(0.6)	(0.9)
Tax effect of US GAAP Adjustments	7	2.6	(17.1)
Total US GAAP Adjustments		(6.5)	32.3
Estimated Profit after tax and Outside Equity Interests under US GAAP		44.6	87.4
Estimated Profit before specific items and discontinuing operations after tax, but after Outside Equity Interests, under US GAAP		67.6	66.0
Earnings per share (Australian cents)			
Basic earnings per share		9.5	15.36
Diluted earnings per share		9.5	15.36
Basic earnings per share before specific items and discontinuing operations		14.22	10.87
Shareholders' Equity			
Total Shareholders Equity		1,201.6	1,225.0
Less: Outside Equity Interest		(142.7)	(141.0)
Shareholders Equity attributable to members of the Company		1,058.9	1,084.0
US GAAP adjustments			
Amortisation of radio licences	1	(61.1)	(50.7)
Equity Accounting	3	(6.1)	(11.6)
Deferred Tax	7	5.5	6.1
Provision for Dividends	8	25.7	41.5
Stock based compensation	9	(35.2)	(41.4)
Acquisition accounting	4	10.7	8.5
Lease accounting	5	(29.1)	(21.1)
Convertible notes	10	(15.2)	(15.2)
Tax effect of US GAAP Adjustments	7	37.5	35.0
Total US GAAP Adjustments		(67.3)	(48.9)
Estimated Shareholders equity according to US GAAP		991.6	1,035.1

These reconciliations do not identify the additional disclosures required by US GAAP.

RECONCILIATION OF SEGMENT RESULT AND REPORTED EBITDA ANALYSIS FROM CONTINUING OPERATIONS (EXCLUDING SPECIFIC ITEMS)

	SEGMENT RESULT [1]		OPERATING RESULT [1]		REPORTED EBITDA [2,3]	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Segment result, Operating result & Reported EBITDA[3] by business						
Cinema Exhibition	46,965	(4,372)	28,626	(15,307)	82,569	41,885
Theme Parks	15,941	14,867	13,848	11,249	22,937	18,316
Radio	80,518	89,493	70,102	74,989	89,175	95,772
Film Production	18,579	35,552	23,710	36,910	23,490	36,056
Film Distribution	2,222	1,908	2,222	1,908	4,346	3,989
Other (includes corporate overheads)	(39,362)	(36,027)	(13,645)	(8,328)	(28,332)	(17,700)
Total	124,863	101,421	124,863	101,421	194,185	178,318
Calculation of Reported EBITDA						
Operating profit before specific tems and tax					124,863	101,421
Add:						
Amortisation of intangibles					4,538	3,440
Depreciation and amortisation (excluding intangibles)					54,437	49,412
Production amortisation					(7,189)	(11,433)
Interest expense					25,447	40,330
Tax on unit trust distributions					3,551	2,063
Tax on partnership profits					294	2,019
Goodwill on equity profits					1,945	2,150
Less:						
Interest income					(23,249)	(23,750)
Interest from exhibition partnership/associates					9,548	12,666
Reported EBITDA (before Outside Equity Interests)					194,185	178,318

EXHIBITION BOX OFFICE AND UNDERLYING EBITDA[3] FROM CONTINUING OPERATIONS – $'000

	YEAR ENDED JUNE 2002			YEAR ENDED JUNE 2001		
		UNDERLYING EBITDA			UNDERLYING EBITDA	
Geographical Segment	Gross Box Office	100%	Village Roadshow Share	Gross Box Office	100%	Village Roadshow Share
Australia	298,774	74,712	27,672	258,269	66,900	24,926
Asia/New Zealand	260,243	84,286	37,538	202,271	62,482	28,986
Europe	392,512	92,526	44,271	300,349	71,132	25,823
South America	20,977	7,778	4,278	50,725	23,047	12,676
Total	972,506	259,302	113,759	811,614	223,561	92,411

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 1005 Segment Reporting. These transactions, which comprise interest income, interest expense, proceeds from sale of assets and the carrying value of assets sold, have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Note 2: The revised AASB 1005 Segment Reporting (first applicable 30 June 2002) requires entities to present segment information in the same manner as this information is reported internally. Consequently, certain 2001 comparative items have been re-stated in the above EBITDA analysis, including the Leisure and Greece/Singapore Distribution business unit results now combined with Cinema Exhibition, and Australian and New Zealand Film Distribution results now separately reported as Film Distribution.

Note 3: Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

RECONCILIATION OF REPORTED EBITDA TO PROFIT BEFORE TAX BY DIVISION – CONTINUING OPERATIONS (EXCLUDING SPECIFIC ITEMS)

	REPORTED EBITDA A$'000	AMORTISATION/ DEPRECIATION A$'000	NET INTEREST A$'000	TAX INCLUDED IN PRE-TAX PROFIT A$'000	OTHER A$'000	PROFIT BEFORE TAX A$'000
Cinema Exhibition	82,569	(35,248)	(18,698)	814	(811)	28,626
Theme Parks	22,937	(3,328)	(2,093)	(3,619)	(49)	13,848
Radio	89,175	(8,604)	(10,469)	–	–	70,102
Film Production	23,490	(568)	788	–	–	23,710
Film Distribution	4,346	–	–	(1,040)	(1,084)	2,222
Other (includes corporate overheads)	(28,332)	(4,038)	18,726	–	(1)	(13,645)
Total	194,185	(51,786)	(11,746)	(3,845)	(1,945)	124,863

RECONCILIATION OF REPORTED AND UNDERLYING EXHIBITION EBITDA

	2002 A$'000	2001 A$'000
Underlying EBITDA – Continuing Operations	113,759	92,411
Less: Depreciation in equity territories	(25,232)	(30,415)
Less: Interest in equity territories	(6,377)	(17,279)
Less: Tax in equity territories	(10,325)	(2,899)
Other [1]	10,744	67
Reported EBITDA	82,569	41,885

[1] Represents losses from associated entities where equity accounting has ceased.

VILLAGE ROADSHOW LIMITED SHARE OF ARGENTINA UNDERLYING 2002 RESULTS

	2002 A$'000
Operating Loss	(3,431)
Currency devaluation	(35,061)
Loss before tax	(38,492)
Tax expense	(1,560)
Loss after tax	(40,052)
Reconciliation	
Loss after tax taken up in Village Roadshow Limited Group Statement of Financial Performance	(20,997)
Adjustments not taken up in Statement of Financial Performance:	
– Movement in Foreign Currency Translation Reserve and cessation of equity accounting[1]	(19,055)
Total underlying loss after tax	(40,052)

[1] Equity accounting of Argentina results by the Village Roadshow Limited Group has now ceased due to the investment being written down to nil.

OWNERSHIP INFORMATION:

	AUSTRALIA	NEW ZEALAND	FIJI	KOREA	SINGAPORE
Group Ownership	Multiplex 33% Arthouse 50% Traditional 50% – 100%	50%	33.33%	50%	50%
Partners	*Multiplex* – Warner Bros 33%, – Greater Union 33% *Traditional* – Greater Union 50%, – Other 50%	Sky City Leisure 50%	Sky City Leisure 33.3% Local 33.3%	CJ Entertainment 50%	Golden Harvest 50%
Structure	Joint Venture/ Various	Joint Venture	Joint Venture	Associate	Associate
Main Associate and Joint Venture Entities	Australian Multiplex JV; Palace Cinemas JV	Village Force Cinemas JV	Damodar Village Force Cinemas JV	CGV Company Ltd	Dartina Developments Ltd

OPERATIONAL INFORMATION:

	AUSTRALIA		NEW ZEALAND		FIJI		KOREA		SINGAPORE	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
100%										
New Sites	1	1	(3)	(8)	–	–	3	–	(1)	–
Total Sites	77	76	12	15	2	2	8	5	8	9
New Screens	16	39	(12)	(47)	–	–	24	–	(6)	–
Total Screens	587	571	76	88	10	10	79	55	58	64

FINANCIAL INFORMATION:

	AUSTRALIA		ASIA / NEW ZEALAND		EUROPE		SOUTH AMERICA	
AUD '000	2002	2001	2002	2001	2002	2001	2002	2001
100%								
Gross Box Office	298,774	258,269	260,243	202,271	392,512	300,349	20,977	50,725
Operating Revenue	414,230	368,567	414,511	356,667	608,407	528,141	34,008	80,049
Underlying EBITDA	74,712	66,900	84,286	62,482	92,526	71,132	7,778	23,047
Village Roadshow Limited Share								
Underlying EBITDA	27,672	24,926	37,538	28,986	44,271	25,823	4,278	12,676
Underlying Rent Expense	24,501	21,918	25,299	27,560	48,789	43,178	268	585
Operating Lease Commitments	355,211	343,693	210,714	208,710	1,022,414	805,425	3,725	17,591

TAIWAN	ITALY	GREECE	CZECH	UK	ARGENTINA
50%	45%	100%	100%	50% – 100%	55%
Warner Bros. 50%	Warner Bros. 45% Local 10%			Warner Bros. 50%	Sky City Leisure 25% Local 20%
Associate	Associate	Subsidiary	Subsidiary	Subsidiary/ Joint Venture	Associate
Warner Village Cinemas Company Ltd	Warner Village Cinemas SPA			Warner Village Cinemas UK and Warner Village Exhibition Ltd	Village Cinemas SA

TAIWAN		ITALY		GREECE		CZECH		UK		ARGENTINA	
2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
4	–	2	2	–	–	–	1	5	6	–	–
5	1	11	9	4	4	1	1	40	35	6	6
43	–	29	20	–	–	–	8	48	79	–	–
60	17	121	92	44	44	8	8	402	354	69	69

	2002	2001	2000
OPERATING RESULTS			
(from continuing operations only from 2000 onwards)			
Sales revenue	699,784	662,038	565,944
EBITDA before specific items	194,185	178,318	188,840
EBIT before specific items	142,399	136,899	129,301
Net interest expense (credit)	11,746	29,246	26,947
Tax expense (credit) on ordinary earnings	29,971	23,110	10,751
Net profit excluding specific items attributable to members	73,400	72,893	86,044
Total Dividends declared (ordinary & preference)	25,640	41,379	40,634
STATEMENT OF FINANCIAL POSITION			
Total equity	1,201,609	1,225,274	1,029,254
Net borrowings	20,156	14,893	432,959
Funds employed	1,247,408	1,274,140	1,497,870
Total assets	2,191,357	2,116,218	1,968,549
OTHER MAJOR ITEMS			
Capital expenditure	139,889	179,126	211,214
Depreciation & amortisation excluding production amortisation	51,786	41,419	59,539
RATIOS			
Return on average total equity (%)	8.05	6.95	8.19
EBIT/average funds employed (%)	11.29	9.88	8.58
Net borrowings/total equity (%)	1.68	1.22	42.07
Interest cover (times)	5.60	3.39	3.68
PER SHARE CALCULATIONS			
Total EPS pre-specific items and discontinuing operations (cents per share)	15.12	15.41	18.84
Total EPS including specific items and discontinuing operations (cents per share)	10.60	11.64	16.54
Dividends – ordinary shares (cents per share)	0.000	7.175	7.175
Dividends – preference shares (cents per share)	10.175	10.175	10.175
Net tangible assets ($ per share)	2.12	2.20	2.08
OTHER			
Accumulation index* – Ordinary shares (index base 1,000 as at June 1993)	703	903	1,241

*Represents value of $1,000 invested in June 1993 with all dividends reinvested

1999	1998	1997	1996	1995	1994	1993
617,256	441,664	392,570	297,119	246,615	153,014	72,846
161,145	139,791	112,267	94,606	64,987	37,824	23,461
111,504	109,662	81,276	73,251	52,242	28,997	18,052
25,010	23,981	909	1,938	(1,101)	4,946	2,681
10,493	12,697	8,293	6,610	10,399	2,130	5,220
75,418	68,126	58,030	47,489	38,000	21,921	10,151
51,068	48,499	44,404	30,452	24,242	11,283	5,947
1,017,225	938,188	830,202	754,999	479,590	198,529	127,332
388,839	270,293	344,214	(106,159)	18,751	82,745	10,791
1,515,883	1,368,574	1,174,416	648,840	498,341	281,274	138,123
1,954,429	1,792,681	1,482,496	1,126,436	775,851	442,052	328,934
211,851	107,382	310,438	161,075	95,717	35,460	40,699
49,641	30,129	30,991	21,355	12,745	8,827	5,409
7.17	7.70	9.09	10.48	12.67	13.45	9.71
7.73	8.62	8.92	12.77	13.40	13.83	15.97
38.23	28.81	41.46	(14.06)	3.91	41.68	8.47
3.13	3.40	6.09	6.01	4.29	4.46	6.03
17.33	16.24	15.18	14.10	14.66	10.72	6.11
6.24	16.70	15.74	14.10	14.66	10.72	6.69
10.00	10.00	9.50	8.50	7.00	5.00	3.00
13.00	13.00	12.50	11.50	10.175	5.74	0.00
1.92	1.99	1.81	1.67	1.14	0.70	0.57
1,382	1,490	2,387	2,813	1,874	1,374	1,000

The following information is given to meet the requirements of the Listing Rules of the Australian Stock Exchange Limited.

SUBSTANTIAL SHAREHOLDERS

Notices of substantial shareholdings received and the number of ordinary shares held as at 11 September 2002

Name of substantial shareholder	Ordinary shares	%*
Village Roadshow Corporation Limited	116,430,247	50.03
United Danmark A/S	42,331,109	17.93
The Capital Group of Companies, Inc.	14,614,408	6.19

* As disclosed by Notices lodged with the Company

DISTRIBUTION OF SECURITY HOLDERS AS AT 11 SEPTEMBER 2002

Category of holding	Number of holders	%	Number of shares	%
Ordinary Shares				
1 - 1,000	3,768	42.07	2,426,518	1.03
1,001 - 5,000	3,984	44.48	10,283,398	4.36
5,001 - 10,000	759	8.48	5,759,282	2.45
10,001 - 100,000	400	4.47	9,740,758	4.13
100,001 and over	45	0.50	207,475,771	88.03
Total	8,956	100.00	235,685,727	100.00
Number of holdings less than a marketable parcel	347			
A Class Preference Shares				
1 - 1,000	2,720	53.32	851,331	0.34
1,001 - 5,000	1,404	27.53	3,738,536	1.49
5,001 - 10,000	419	8.21	3,352,838	1.34
10,001 - 100,000	434	8.51	12,110,886	4.82
100,001 and over	124	2.43	231,083,856	92.01
Total	5,101	100.00	251,137,447	100.00
Number of holdings less than a marketable parcel	537			

VOTING RIGHTS ON ORDINARY SHARES

On a show of hands - one vote for every member present in person or by proxy. On a poll - one vote for every share held.

VOTING RIGHTS ON A CLASS PREFERENCE SHARES

On a show of hands - one vote for every member present in person or by proxy.

On a poll - one vote for every share held.

A preference share shall confer no right to vote at any general meeting except in one or more of the following circumstances:

a) on a proposal that affects rights attaching to the preference share;

b) during a period which any dividend payable on the preference share is more than 6 months in arrears;

c) on a proposal to reduce the share capital of the Company;

d) on a proposal to wind up the Company;

e) on a proposal for the sale of the Company's undertaking.

20 LARGEST SECURITY HOLDERS AS AT 11 SEPTEMBER 2002

Ordinary Shares

Name of holder	Shares	%	Rank
Village Roadshow Corporation Limited	111,819,817	47.44%	1
United Danmark A/S	42,331,109	17.96%	2
Westpac Custodian Nominees Ltd	15,278,832	6.48%	3
Canberra Theatres Ltd	6,544,167	2.78%	4
Queensland Investment Corporation	5,628,638	2.39%	5
ANZ Nominees Ltd	4,713,561	2.00%	6
Permanent Trustee Australia Ltd	2,794,466	1.19%	7
Citicorp Nominees Pty Ltd	2,762,385	1.17%	8
RBC Global Services Australia Nominees Pty Ltd (RA Account)	2,368,022	1.00%	9
J P Morgan Nominees Australia Ltd	2,248,068	0.95%	10
HSBC Custody Nominees (Australia) Ltd	1,621,041	0.69%	11
National Nominees Ltd	1,597,070	0.68%	12
JMB Pty Ltd	835,000	0.35%	13
Commonwealth Custodial Services Ltd	813,448	0.35%	14
Mr Gregory Coote	476,500	0.20%	15
Cynosura Investments Pty Ltd	473,231	0.20%	16
Warbont Nominees Pty Ltd (Unpaid Entrepot Account)	326,411	0.14%	17
Fortis Clearing Nominees Ltd (Settlement Account)	303,751	0.13%	18
Janway Ltd	280,000	0.12%	19
Warbont Nominees Pty Ltd (Settlement Entrepot Account)	280,000	0.12%	20
Total	203,495,517	86.34%	

A Class Preference Shares

Name of holder	Shares	%	Rank
RBC Global Services Australia Nominees Pty Ltd (RA Account)	40,332,414	16.06%	1
National Nominees Ltd	30,182,728	12.02%	2
Permanent Trustee Australia Ltd (HUN0002 Account)	23,772,382	9.47%	3
Westpac Custodian Nominees Ltd	21,811,933	8.69%	4
J P Morgan Nominees Australia Ltd	18,328,657	7.30%	5
Commonwealth Custodial Services Ltd	11,269,002	4.49%	6
CSFB Fourth Nominees Pty Ltd (Unpaid Account)	8,620,000	3.43%	7
Queensland Investment Corporation	5,888,357	2.34%	8
HSBC Custody Nominees (Australia) Ltd	5,426,733	2.16%	9
RBC Global Services Australia Nominees Pty Ltd (BKCUST Account)	5,324,000	2.12%	10
Citicorp Nominees Pty Ltd	4,519,764	1.80%	11
IOOF Investment Management Ltd	4,081,069	1.63%	12
Permanent Trustee Australia Ltd (HUN0004 Account)	2,350,000	0.94%	13
AMP Life Ltd	2,152,749	0.86%	14
MMI General Insurance Ltd	2,129,353	0.85%	15
Diversified United Investment Ltd	2,000,000	0.80%	16
ANZ Nominees Ltd	1,880,000	0.75%	17
Citicorp Nominees Pty Ltd (CFSIL Cwlth Aust SHS 10 Account)	1,631,210	0.65%	18
Sandhurst Trustees Ltd (SISF Account)	1,550,000	0.62%	19
Argo Investments Ltd	1,522,190	0.61%	20
Total	194,772,541	77.56%	

CONTACT INFORMATION

Principal administrative office	Registered office	Home exchange
Village Roadshow Limited 206 Bourke Street Melbourne Vic 3000 Australia Ph: 03 9667 6666 Fax: 03 9663 1972	Warner Roadshow Movie World Studios Pacific Highway Oxenford Qld 4210 Australia Ph: 07 5585 9666 Fax: 07 5573 3698	Australian Stock Exchange Limited Riverside Centre 123 Eagle Street Brisbane Qld 4000 Australia Ph: 1300 300 279 Fax: 1300 300 021

DIVISIONAL OFFICES

Cinema Exhibition	Radio	Theme Parks
Village Cinemas International Level 1, 1 Garden Street South Yarra Vic 3141 Australia Ph: 03 9281 1000 Fax: 03 9251 5360	Austereo Group Limited 180 St Kilda Road St Kilda Vic 3182 Australia Ph: 03 9230 1051 Fax: 03 9534 8011	Warner Village Theme Parks Pacific Highway Oxenford Qld 4210 Australia Ph: 07 5573 3999 Fax: 07 5573 3698

Film Distribution	Film Production
Roadshow Films Level 1 500 Chapel Street South Yarra Vic 3141 Australia Ph: 03 9829 0666 Fax: 03 9856 2027	Village Roadshow Pictures Sony Plaza 3400 Riverside Drive Suite 900 Burbank CA 91505 United States Ph: 1 818 260 6000 Fax: 1 818 260 6001

INVESTOR INQUIRIES

To ensure shareholders and other interested parties can keep up to date on the Company, Village Roadshow Limited has a corporate website. The site contains information on the Company including business unit profiles, press releases, result announcements and details of shareholder benefits. The site can be accessed at **www.villageroadshow.com.au**.

Please contact the Company's share registry for all inquiries on your Village Roadshow shareholding, such as

- confirmation of shareholding details; and
- change of address advice.

Share register

Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
Melbourne Vic 3000
Australia
Ph: 1300 850 505
Fax: 03 9611 5710

COMPANY SECRETARIES

Philip S. Leggo
Shaun L. Driscoll